Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form S-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PARAGON REAL ESTATE EQUITY
AND INVESTMENT TRUST
(Exact name of Registrant as specified in its charter)

Maryland	39-6594066
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1240 Huron Road
Cleveland, Ohio 44115
(216) 430-2700
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)
John J. Dee
Senior Vice President and Chief Financial Officer
1240 Huron Road
Cleveland, Ohio 44115
(216) 430-2700
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
With copies to:

Marc C. Krantz, Esq. Christopher J. Hubbert, Esq. Kohrman Jackson & Krantz P.L.L. 1375 East Ninth Street, 20th Floor Cleveland, Ohio 44114 (216) 736-7204	John A. Good, Esq. Helen Woodyard Brown, Esq. Bass, Berry & Sims PLC 100 Peabody Place, Suite 900 Memphis, Tennessee 38103 (901) 543-5900
     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box.    ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum Amount	Amount of
Securities to be Registered	of Aggregate Offering Price	Registration Fee

Common Shares	$115,000,000(1)	$13,535.50(2)

(1)	Includes common shares issuable upon exercise of the underwriter’s over-allotment option.

(2)	Estimated solely for the purposes of computing the registration fee pursuant to Rule 457(o) of the Securities Act.
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION. DATED OCTOBER 24, 2005
PROSPECTUS
[                            ] Common Shares
Paragon Real Estate Equity and Investment Trust

       We are a real estate operating company focused primarily on acquiring, repositioning, redeveloping and operating multifamily apartment communities. We are not taxed as a real estate investment trust, or REIT, for federal income tax purposes but may elect REIT status in the future.
      We are offering [                    ] common shares. Our common shares are listed on the American Stock Exchange under the symbol “PRG.” The last reported sales price of our common shares on [                    ], 2005 was $[          ] per share. We intend to execute a reverse split of our common shares previously approved by our shareholders prior to the closing of this offering.

       Investing in our common shares involves risks. See “Risk Factors” beginning on page 9 for a discussion of certain factors you should consider before buying our common shares.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	Excludes a financial advisory fee of $[ ] payable to Ferris, Baker Watts, Incorporated.
      We have granted the underwriters a 30 day option to purchase up to an aggregate of [                    ] additional common shares to cover over-allotments, if any. The underwriters expect to deliver the common shares to purchasers on or before [                    ], 2005.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Ferris, Baker Watts
Incorporated
The date of this prospectus is [                    ], 2005

      You should rely only on the information contained in or incorporated by reference into this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is current as of the date such information is presented. Our business, financial condition, results of operations and prospects may have changed since those dates.

SUMMARY
      This summary highlights information contained elsewhere in this prospectus. You should read this entire prospectus carefully, including the section titled “Risk Factors,” and our financial statements, the notes thereto and “Management’s Discussion and Analysis or Plan of Operation” contained in our Annual Report on Form 10-KSB for the year ended December 31, 2004, and our Quarterly Report on Form 10-QSB for the period ended September 30, 2005, which accompany this prospectus, before making an investment in our common shares. As used in this prospectus, the terms “Paragon,” “we,” “our” and “us” refer to Paragon Real Estate Equity and Investment Trust and its subsidiaries on a consolidated basis, except where the context otherwise requires. Unless otherwise indicated, the information in this prospectus assumes that the underwriters will not exercise their over-allotment option to purchase additional common shares.
Our Company
      Paragon is a real estate operating company that employs a value-added strategy of increasing cash flow and enhancing long-term capital appreciation for its shareholders through acquiring, repositioning, redeveloping and operating multifamily apartment communities. During 2003, James C. Mastandrea became our Chairman, Chief Executive Officer and President and began assembling a new management team and board of trustees that have over 150 years of collective experience in the commercial real estate industry. Under the direction of our new management team, we have developed a business plan to acquire older, well-located, under-performing apartment communities and to increase the economic performance of these properties by investing additional capital in repositioning, rehabilitating, branding and improving on-site management. We currently have entered into a purchase agreement to acquire ten apartment communities containing 1,478 apartment units in Texas and Ohio that meet this investment profile. Paragon is not currently taxed as a real estate investment trust, or REIT, for federal income tax purposes but may elect REIT tax status in the future.
Apartment Market Overview
      We believe that current economic, demographic and industry trends in the apartment sector favor increases in apartment occupancy rates and rents. The annual rate of apartment community construction peaked in the early 1970s and has not returned to those levels in the three decades to follow. In addition to the lower rate of new apartment construction over the past 30 years, we believe that the supply of apartment communities has in some cases been reduced further due to condominium conversions.
      While apartment supply has diminished, the numbers of retiring Americans, young Americans between the ages of 18 and 24 entering the work force and new immigrants are expected to increase over the next ten years. We believe that these demographic groups in particular are prime renters of apartments. We believe that this trend toward larger numbers of renters, when coupled with a decreasing supply of apartment units, will lead to enhanced returns for apartment sector investors.
      Many apartment properties constructed 30 or more years ago present an opportunity for value investors like us, as we believe many of these properties suffer from deferred maintenance, ineffective marketing or under-management. We hope to capitalize on these opportunities through the execution of our strategic business model of property renovation, repositioning, capital improvement, branding and modernization.
Our Operating and Growth Strategy
      We intend to enhance shareholder value through opportunistic capital investment and proactive property management of our apartment communities where we believe we can achieve higher cash flows and capital appreciation as a result of our efforts. Our strategy for achieving our goals consists of the following elements:

•	exercising discipline in acquiring apartment communities by focusing on properties with deferred maintenance and deficient capital investment,

•	repositioning acquired apartment communities by upgrading the appearance and amenities of the communities, establishing a brand name and improving responsiveness of on-site management,

•	leveraging our senior management team and board of trustees’ experience and contacts within the commercial real estate industry to oversee and execute our acquisition strategy,

•	implementing a progressive and proactive property management approach that utilizes streamlined information technologies and controls,

•	if appropriate and economically feasible within our level of risk tolerance, converting apartment communities into condominiums and, where available, developing land adjacent to our apartment communities for additional apartment units, condominiums, single family housing or other opportunistic real estate projects,

•	focusing our investments in markets that we believe have favorable demographics to support growth in occupancy and rental rates,

•	utilizing financial leverage to enhance returns on shareholders’ equity, and

•	periodically recycling capital through opportunistic sales or recapitalizations of apartment communities.
      We believe that by making capital improvements, refurbishments and upgrades to under-performing apartment communities we can reposition those communities within their respective marketplaces to effectively compete with other multifamily properties that have substantially higher rental rates. By upgrading these apartment communities, we seek to narrow the average rent spread between our target acquisitions and other properties within their respective markets.
      Prior to making an acquisition, we intend to conduct an extensive analysis to identify any deficiencies in the physical structure, environment, compliance, appearance, condition and overall amenities of the property compared with those of other properties within the local market. After making the acquisition, we will selectively, where we believe the investment is justified, refurbish the exterior appearance, add security and privacy fencing, upgrade entryways and individual units, including kitchens and baths, and add or refurbish amenities such as pools, workout facilities, clubhouses, common gathering areas, landscaping and parking.
      We will initially favor the midwestern, southeastern and southwestern regions of the United States particularly where we perceive there to be the potential to acquire properties that we believe we can enhance the value of the properties through the execution of our strategy. However, we will not limit our acquisitions to any particular individual geographic markets or submarkets. Moreover, we will not restrict our acquisitions to certain locations in markets or submarkets, as we may find value-adding investment opportunities in large metropolitan areas, suburban submarkets, smaller cities or rural locations.
Our Properties
      Proposed Acquisition. On September 26, 2005, we entered into a definitive purchase agreement to acquire, for an aggregate purchase price of $64.7 million, ten apartment communities containing a total of 1,478 apartment units located in Texas and Ohio. At closing, we intend to pay a cash amount equal to the purchase price less any outstanding debt on the acquired properties. As of September 30, 2005, the principal amount of this debt totaled $33.4 million. We have made a preliminary decision to repay in full all of the debt, with the exception of the debt associated with the property known as the Gardens of Victoria, which we will acquire subject to its existing debt. However, we reserve the right to retain any portion of the debt outstanding on the properties rather than repay it and to refinance the properties at any time.
      The properties to be acquired are owned by partnerships controlled by an individual who prior to this transaction had no relationship with us. From time to time in this prospectus, we refer to this acquisition as the New Acquisition, the portfolio of properties to be acquired as the New Portfolio and to the current owner of the properties as the Seller.
      The New Acquisition is subject to our completion of due diligence, obtaining financing and other customary closing conditions. Upon completion of the New Acquisition, we intend to retain the experienced team of approximately 40 individuals that presently manages the New Portfolio. We will also acquire the accounting and management systems for each of the communities in the New Portfolio.
      Currently Owned Property. We are currently the general partner of and own a 1% partnership interest in Paragon Real Estate, L.P., which owns Richton Trail Apartments, or Richton Trail, an apartment community containing 72 units located near Chicago. Hampton Court Associates, L.P. owns the remaining 99% interest in Paragon Real Estate, L.P. Throughout this prospectus, we refer to Paragon Real Estate, L.P. as the Richton Trail Operating Partnership.
      The following table summarizes important information about our currently owned property and the properties within the New Portfolio:

						Average Rental Rate
			Number	Occupancy Rate at		per Unit at
Name of Community	Location	Year Constructed	of Units	September 30, 2005		September 30, 2005

Currently Owned
Richton Trail	Richton Park, IL	1978, 1979 and 1982	72	96%		$735
To be Acquired
Cedar Ridge	Baytown, TX	1981	276	95		554
Chasewood	Amarillo, TX	1984	224	91		596
Fountain Park	Stafford, TX	1969	176	91		586
Gardens of Victoria	Victoria, TX	1984	66	98		582
Millcreek	Wharton, TX	1982	108	96		523
Oakwood	Lake Jackson, TX	1974	153	95		404
Pleasant Ridge Villas	Arlington, TX	1983	63	97		679
Woodside Villas	Irving, TX	1968	196	89		601
Chapel Hill	Kettering, OH	1968	120	86		525
St. Charles Court	N. Canton, OH	1964	96	66		368

Totals/Averages			1,550	91	%*	$554	*

* Weighted averages based on number of units.
      Operating Structure. We intend to create ten separate limited partnerships, each of which will hold title to one of the properties in the New Portfolio. Each of the limited partnerships will be owned 1% by our wholly-owned subsidiary as general partner and 99% by our operating partnership, of which we effectively will own 100% of the outstanding equity interests immediately after the closing of this offering. We refer to this operating partnership in this prospectus as our Operating Partnership. We may utilize our Operating Partnership to acquire additional apartment communities in the future.

The following chart reflects our organizational structure after closing the New Acquisition:
Experienced Management Team
      Our executive management team and board of trustees has over 150 years of collective experience in acquiring, repositioning, owning, managing, developing and redeveloping, operating and disposing of commercial real estate, including apartments. Each member of our senior management team has public company experience in the real estate industry. Our Chief Executive Officer, President and Chairman of the Board of Trustees, James C. Mastandrea, and our Senior Vice President and Chief Financial Officer, John J. Dee, have worked together for over 12 years and prior to joining Paragon, were successful in growing a publicly-traded real estate investment trust from $495 million in assets to $1 billion in assets from 1994 to 1998.
Operating History
      Our name was changed to Paragon upon vote of the shareholders at our annual meeting on June 30, 2003. We operated under the name Stonehaven Realty Trust, which was formed in 1994 as a Maryland REIT. Prior to January 1, 2000, we operated as a traditional REIT by buying, selling, owning and operating commercial and residential properties. In February 2000, our former management purchased a software technology company. As a result of the operations of the technology company commencing in 2000, we did not qualify as a REIT for federal tax purposes that year pursuant to the requirements of the Internal Revenue Code of 1986, as amended, or the Tax Code. In July 2001, our former management sold the software technology company, but continued to market the software product, and in 2002, discontinued the operations of our technology segment.
      Our principal offices are located at 1240 Huron Road, Cleveland, Ohio 44115, our telephone number is (216) 430-2700 and our website is www.prgreit.com. Information included on our website is not a part of this prospectus.

The Offering

Common shares offered by Paragon	[ ] shares

Common shares outstanding after the offering	[ ] shares

Use of proceeds	We intend to use the net proceeds from this offering to pay the cash portion of the purchase price of the New Portfolio, to repay the debt associated with the New Portfolio, to make planned improvements to the New Portfolio and for general corporate purposes that may include new acquisitions.

American Stock Exchange symbol	PRG
      We calculated the outstanding common shares after the offering assuming:

•	the underwriters do not exercise their option to purchase an additional [ ] shares,

•	a [ ] for [ ] reverse split of our common shares to be effected prior to the closing of this offering, and based on the number of shares outstanding as of September 30, 2005, excluding:

•	[ ] shares reserved for issuance under our 2004 Share Option Plan,

•	[ ] shares issuable upon the exercise of outstanding warrants,

•	[ ] shares issuable upon the conversion of our preferred shares,

•	[ ] shares issuable upon the conversion of units of our Richton Trail Operating Partnership, and

•	[ ] restricted common shares issuable to Paragon Real Estate Development, LLC upon the closing of the New Acquisition.

Summary Historical and Pro Forma Financial Data
      The following table sets forth certain summary historical and pro forma financial data for Paragon and certain summary historical financial data for the New Portfolio. The summary historical statement of operations data, balance sheet data and other data of Paragon as of and for the year ended December 31, 2004 are derived from the audited consolidated financial statements of Paragon, included in our Annual Report on Form 10-KSB accompanying this prospectus. The summary historical statement of operations data, balance sheet data and other data of Paragon as of and for the nine months ended September 30, 2005 are derived from the unaudited consolidated financial statements of Paragon included in our Quarterly Report on Form 10-QSB accompanying this prospectus, which in the opinion of Paragon’s management, include all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such data.
      The summary pro forma financial data as of and for the year ended December 31, 2004 and the nine months ended September 30, 2005:

•	combine the historical operations of Paragon with the revenues and certain expenses of the New Portfolio,

•	consider the effect of a [ ] for [ ] reverse split of our common shares occurring prior to this offering,

•	consider the acquisition of the New Portfolio, and for purposes of the unaudited pro forma condensed statement of operations for the year ended December 31, 2004, adjusts for the Gardens of Victoria being acquired by the Seller in October 2004,

•	assume that the debt on the New Portfolio will be repaid at closing of the New Acquisition, along with the prepayment penalties, with the net proceeds of this offering, and not refinanced, with the exception of the assumption of debt for the Gardens of Victoria,

•	consider the depreciation of the buildings (over approximately 40 years), and

•	consider the lapse of restrictions on previously issued restricted common shares and the issuance of new restricted shares in conjunction with the acquisition of the New Portfolio. Neither the historical nor the pro forma data are necessarily indicative of our future financial condition or operating results.

	Nine Months Ended			Year Ended
	September 30, 2005			December 31, 2004

	Historical	Pro		Historical	Pro
	Paragon	Forma		Paragon	Forma

	(In thousands, except per share data)
Statement of Operations Data
Revenues
Rental revenue	$454		$6,345	$609	$8,919
Interest and other	31		496	51	383

Total revenues	485		6,841	660	9,302
Expenses
Property, operating and maintenance	148		2,906	218	4,121
Property taxes and insurance	76		1,031	101	1,494
Depreciation and amortization	68		1,145	87	1,524
Interest expense	122		216	167	291
General and administrative	875		1,700	957	2,057
Restricted share expense			2,985		2,777
Management fee	20		20	28	28

Total expenses	1,309		10,003	1,558	12,292
Loss from operations before allocation to minority interest	(824)		(3,162)	(898)	(2,990)
(Profit) loss allocated to minority interest	(18)		(18)	82	82

Loss attributable to Common Shareholders	$(842)		$(3,180)	$(816)	$(2,908)
Loss per share: Basic and Diluted
Pro forma weighted average common shares outstanding: Basic and Diluted
Balance Sheet Data (as of end of period)
Investments in real estate at gross cost	$4,044		$72,317
Total assets	$5,186	$	[ ]
Mortgage loans	$2,724		$4,855
Total liabilities	$2,954		$5,085
Shareholders’ equity	$47	$	[ ]
Other Data
Funds from operations (FFO)(1)	$(760)		$961	$(817)	$1,302
Number of apartment communities	1		11
Number of apartment units	72		1,550
Occupancy(2)	96%		91%
Reconciliation of Net income to FFO(1)
Net loss	$(842)		$(3,180)	$(816)	$(2,908)
Add depreciation and amortization	68		1,145	87	1,524
Less amortization of financing costs	(4)		(7)	(6)	(9)
Add (less) minority interest	18		18	(82)	(82)

FFO(1)	(760)		(2,024)	(817)	(1,475)

(1)	We consider funds from operations, or FFO, to be a meaningful measure of our performance, and we evaluate management based on FFO. We provide FFO as a supplemental measure for reviewing our operating performance. FFO should be reviewed in conjunction with net income (loss) which remains the primary measure of performance. FFO is a recognized metric used extensively by the real estate industry and its analysts. Accounting for real estate assets using historical cost accounting under accounting principles generally accepted in the United States, or GAAP, assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry investors and analysts use presentations of operating results that exclude historical cost depreciation to be useful in evaluating the operating performance of real estate companies.

As a result, the National Association of Real Estate Investment Trusts, or NAREIT, created the concept of FFO as a standard supplemental measure of operating performance that adjusts GAAP net income to exclude historical cost depreciation. Although we are not a REIT, we are a real estate company with depreciable and amortizable real estate assets. We also compete against REITs for property acquisitions and investors and we are often compared to REITs. Thus, we believe FFO is a relevant measurement of our performance. FFO as defined by the NAREIT is “net income (computed in accordance with GAAP), excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis.”

FFO should not be considered an alternative to net income as an indicator of our operating performance, or as an alternative to cash flows from operating, investing or financing activities as a measure of liquidity. In addition, the FFO measure presented by us may not be calculated in the same manner as FFO measures of other real estate companies and therefore may not necessarily be comparable. We believe that FFO provides relevant information about our operations and is useful, along with net income, for an understanding of our operating activities.

We have used grants of restricted shares so that our employees are rewarded when they create value for our shareholders and to supplement our employees’ cash compensation. This non-cash expense can vary greatly from quarter to quarter depending on the timing of our property acquisitions. On a pro forma basis for the nine months ended September 30, 2005, restricted share expense decreased FFO and net income by $2,985,000, and for the year ended December 31, 2004, restricted share expense decreased FFO and net income by $2,777,000.

(2)	Weighted averages of occupancy percentages are based on the number of apartment units.

RISK FACTORS
Forward-Looking Statements
      This prospectus and the documents accompanying this prospectus contain forward-looking statements within the meaning of the federal securities laws. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may,” “could,” “would,” “should,” “believe,” “expect,” “anticipate,” “plan,” “estimate,” “target,” “project,” “intend,” or similar expressions. These statements include, among others, statements regarding our current expectations, estimates and projections about future events, including the New Acquisition, and financial trends affecting the financial condition and operations of our business. Forward-looking statements are only predictions and not guarantees of performance and speak only as of the date they are made. We undertake no obligation to update any forward-looking statement in light of new information or future events.
      Although we believe that the expectations, estimates and projections reflected in the forward-looking statements are based on reasonable assumptions when they are made, we can give no assurance that these expectations, estimates and projections can be achieved. We believe the forward-looking statements in this prospectus and the documents accompanying this prospectus are reasonable; however, you should not place undue reliance on any forward-looking statement, as they are based on current expectations. Future events and actual results may differ materially from those discussed in the forward-looking statements.
      The forward-looking statements we make in this prospectus and the accompanying documents, and an investment in our common shares, in general, are subject to significant risks and uncertainties. You should carefully consider and understand the risks described in this section, in conjunction with the other information contained in this prospectus and the documents accompanying this prospectus, before making an investment decision. Our business, prospects, financial condition or results of operations could be harmed by any of the risks that we face. Similarly, these risks could cause the market price of our common shares to decline, and you might lose all or part of your investment.
Risks Related to Our Acquisition

We may be unable to consummate the acquisition of the New Portfolio.
      We intend to use [                    ]% of the net proceeds from this offering to acquire the New Portfolio, repay related debt and make improvements to the New Portfolio. However, the New Acquisition is subject to several closing conditions, including satisfactory completion of due diligence, obtaining financing and other customary closing conditions. If any of these conditions is not met, the New Acquisition may not be consummated, or we may purchase some but not all of the apartment communities within the New Portfolio. Should the New Acquisition not be completed, in whole or in part, we would use the proceeds from this offering for other purposes, such as the acquisition of unidentified properties. We may be unable to locate suitable acquisitions, or acquisitions we would make with the net proceeds may not present the same economic opportunities as the New Portfolio. The failure to consummate the acquisition of the New Portfolio, in whole or in part, and our failure to timely reinvest the proceeds from this offering could adversely affect our financial condition, results of operations and cash flows and the market price of our common shares.

The terms of the agreement to purchase the New Portfolio may cause us to incur additional costs and liabilities.
      The purchase agreement for the New Portfolio dated September 26, 2005 provides for the purchase of ten properties, consisting in the aggregate of 1,478 units in Texas and Ohio, from ten separate single-purpose Ohio limited partnerships with common or affiliated general partners. We will be acquiring the properties and the buildings on the properties in their respective “as-is” condition subject to ordinary wear and tear. For purposes of the purchase agreement, “ordinary wear and tear” means that each residential unit in each property must be in move-in condition with the exception of interior painting and carpet cleaning and with all appliances in working order and no major capital work being required on the exteriors of the buildings or the grounds.
      The purchase price is subject to adjustment based upon our due diligence examination of the properties, and in such instances where repairs or capital improvements are required to the common areas of any multifamily property, or to place an unoccupied residential unit in move-in condition, funds may be drawn from replacement reserves established for each property by the Seller. If those replacement reserves are found to be insufficient, the purchase price may be adjusted, or in the alternative, the Seller may make such repairs or capital improvements, provided the repairs or improvements are made prior to closing and in a manner satisfactory to us. After closing, we will have little recourse against the Seller for the cost of repairs or capital improvements that we do not identify prior to closing. There is no assurance that our due diligence will uncover all the repairs or capital improvements that are required to be made or identify all the residential units that are not in move-in condition. In the event our diligence is not successful in identifying all these conditions, we may incur additional and unanticipated costs.
      Although the purchase agreement for the New Acquisition requires the Seller to indemnify us for certain undisclosed costs and liabilities, the amount of this indemnification is limited as to the time in which we can make an indemnification claim, ranging from six to 24 months after recording of the respective real estate deeds, and as to the amount of indemnification. Claims for which we otherwise may be entitled to indemnification may not become known to us until after the expiration of the indemnification period. We may have to incur the costs of any of these claims.

The consideration we pay for the New Portfolio may exceed its fair market value.
      We intend to use a portion of the proceeds of this offering to acquire the New Portfolio. We did not obtain independent appraisals of the properties comprising the New Portfolio. The consideration we will provide in exchange for these multifamily properties may exceed their aggregate fair market value and we could realize less value from the assets than we would have realized if we had obtained independent appraisals of the multifamily properties.

If we do not implement the planned improvements to the New Portfolio, the New Portfolio may decline in value.
      We intend to use $7.8 million of our net proceeds from this offering for planned improvements to the New Portfolio. Our management may instead choose to allocate the amount reserved for the planned improvements to the New Portfolio for other working capital needs, including acquisitions. If we do not implement the planned improvements as described in this prospectus, the New Portfolio may decline in value, it may be more difficult for us to attract and retain tenants and the amount of rent we may charge may decrease.

We will incur additional expense if we decide to retire the mortgage debt associated with the New Portfolio.
      Each of the properties in the New Portfolio is encumbered by mortgage debt. As of September 30, 2005, the principal amount of the debt totaled $33.4 million. We have made a preliminary decision to repay in full all of the debt, with the exception of the debt associated with the property known as the Gardens of Victoria. We intend to acquire the Gardens of Victoria subject to the existing debt, which had a principal balance of $2.1 million as of September 30, 2005. The ability to acquire the Gardens of Victoria property subject to the existing debt is subject to the discretion of the lender and there is no assurance that the lender would permit the transfer of this property without repayment of the existing debt.
      If we decide to retire the other $31.3 million in mortgage debt prior to its maturity, we will have prepayment penalties. If all of the debt had been repaid in full as of September 30, 2005 with the exception of the Gardens of Victoria debt, the prepayment penalties would have totaled $3.4 million. We expect this repayment will occur in the fourth quarter of 2005. In addition, the prepayment penalties will decrease the proceeds we receive from this offering and the proceeds available for future working capital requirements. We reserve the right to retain the existing debt on any or all of the properties comprising the New Portfolio and if we choose to repay the debt, we reserve the right to refinance any or all of the properties in the New Portfolio at any time.

We may not be able to successfully integrate the New Portfolio into our operations.
      The New Portfolio, consisting of ten multifamily residential apartment communities, is significantly larger than the current size of our company. There can be no assurance that we will be able to integrate the operation and management of these multifamily properties with our current operations which consist of a 72 unit apartment community located in a suburb of Chicago.
      We plan to hire, and will be relying on, the existing property management personnel of the Seller to provide property management services related to the New Portfolio. We may be unsuccessful in hiring or retaining the service of these employees, and we will have to expend considerable effort and expense training any former employees of the Seller that we are able to hire. If we are unsuccessful in hiring or retaining these employees, we have very limited existing resources that we could deploy to manage the multifamily apartment communities, and we would need to recruit and train new employees or hire an external property manager. In addition, because we have no operating experience with the properties in the New Portfolio, we may experience operating difficulties with those properties, such as tenant, lease or personnel issues.
      None of the properties in the New Portfolio are located in the market in which we currently operate. As a result, we will be operating properties in several new markets. We do not have experience operating multifamily properties in these markets, and if we are not successful in retaining the current personnel, our lack of experience in these markets may delay or hinder our ability to operate successfully properties in the New Portfolio and to achieve our anticipated operating results. If we experience difficulties in integrating the New Portfolio into our operations, or if we are not successful in implementing our redevelopment and repositioning plan, leasing program or other initiatives in managing the properties in the New Portfolio, we may not be able to achieve the occupancy and operating results in the timely manner that we anticipated. In addition, if we were required to contract with a third party property manager to manage any of the apartment communities in the New Portfolio, we would be required to pay management fees that could reduce our investment returns and the third party manager could be ineffective in managing one or more properties.

The Texas properties within the New Portfolio may not be able to sustain the increased occupancy achieved as a result of Hurricane Katrina.
      After Hurricane Katrina, which impacted the Gulf Coast from Louisiana to Alabama in September 2005, the overall occupancy rates for the Texas properties in the New Portfolio increased 3.4% from August 1, 2005 to October 1, 2005. We believe that many of these residents intend to remain in Texas only until they can return to their homes in Louisiana, Mississippi and Alabama. There is no assurance that the new residents obtained and the overall increase in occupancy rates for the Texas properties will be sustained over the long term.

We have the same legal counsel as the Seller.
      Kohrman Jackson & Krantz P.L.L. serves as our general legal counsel, as well as our legal counsel on the New Acquisition and this offering. The law firm also represents the Seller generally and represented the Seller in connection with the New Acquisition. We and the Seller each signed a waiver permitting Kohrman Jackson & Krantz P.L.L. to serve in dual roles on the New Acquisition. Because our interests may become adverse to those of the Seller, Kohrman Jackson & Krantz P.L.L. may, under legal ethics rules, be precluded from representing us in any matter arising from a conflict between us and the Seller.

Operating and Growth Risks

We have a history of losses.
      We have reported net losses for each year since our inception. We had an accumulated deficit of $24.6 million as of September 30, 2005. There can be no assurance that we will become profitable in the future.

Our real estate assets will be located in limited markets.
      Currently, our existing property is located in Illinois. After acquiring the New Portfolio, our properties will be located in Texas and Ohio, as well as Illinois. Assuming no other property acquisitions, our financial performance will be dependent upon economic conditions in these three states and the specific local markets where the properties are located. Like other real estate markets, these markets have experienced economic downturns in the past. Such slowdowns can lead companies to lay off employees, which might cause individuals to move or miss rent payments. Declines in the economy of any of our real estate markets could adversely affect our operations or cash flow and ability to meet ongoing obligations, pay dividends to our shareholders and adversely impact the value of our shares.

We have not distributed dividends to the holders of our common shares since the fourth quarter of 1999.
      We intend to pay cash dividends on our common shares as soon after the closing of the New Acquisition as our board of trustees determines is practicable. However, payment of future cash dividends, if any, and the amounts thereof will be dependent upon our earnings, financial requirements and other factors deemed relevant by our board of trustees. If our properties do not generate revenue sufficient to meet operating expenses, debt service and capital expenditures, our income and ability to pay dividends to you will be adversely affected. There is no assurance that we will commence paying dividends, that we will begin paying cash dividends in any specified timeframe or that the yield of the cash dividends will be comparable to other real estate operating companies or REITs.

We may not be able to manage our growth effectively.
      Our business plan envisions significant growth. This growth will require increased investment in management and professionals, personnel, financial and management systems and controls and facilities. We cannot assure you that we will be able to adapt our management, administrative, accounting and operational systems or hire and retain sufficient operational staff to integrate the New Portfolio and manage any future acquisitions of additional apartment communities without operating disruptions or unanticipated costs. Any difficulty or significant delay in hiring and integrating new personnel and in the implementation or operation of existing or new systems could adversely affect our ability to manage our growth and cash flow.

We may not be successful in identifying suitable acquisitions that meet our criteria, which may impede our growth.
      A central part of our business strategy is expansion through acquisitions, which requires us to identify suitable acquisition candidates or investment opportunities that meet our criteria and are compatible with our growth strategy. Prior to entering into the New Acquisition, we spent considerable time and resources reviewing potential acquisitions. We may not be successful in identifying suitable real estate properties or other assets that meet our acquisition criteria or in completing acquisitions or investments on satisfactory terms. Failure to identify or complete acquisitions could slow our growth, which could in turn reduce our cash flow.

There may be significant fluctuations in our quarterly results.
      Our quarterly operating results will fluctuate based on a number of factors, including, among others:

•	the volume and timing of our property acquisitions,

•	the amount and timing of income generated by our real estate operations,

•	interest rate changes,

•	the recognition of gains or losses on property sales,

•	the level of competition in any of our markets, and

•	general economic conditions.
      As a result of these factors, results for any quarter should not be relied upon as being indicative of performance in future quarters. The market price of our common shares will likely fluctuate with fluctuations in our quarterly results.

As a result of the offering, our ability to use our net operating loss carryforwards will be limited.
      At December 31, 2004, we had for federal income tax purposes net operating loss carryforwards totaling $11.0 million. Under Section 382 of the Tax Code, utilization of the net operating loss carryforwards is subject to significant limitations after an “ownership change” as defined in Section 382(g) of the Tax Code. We will be deemed to have undergone an ownership change upon completion of this offering. Our net operating loss carryforwards expire in varying amounts through the year 2024. We can not be certain whether we will be able to use any of these net operating loss carryforwards or if we are able to use them, the extent to which in any year we may be able to use them.

We will be subject to internal control reporting requirements that will increase our compliance costs, and failure to comply timely could adversely affect our reputation and the value of our common shares.
      We are required to comply with various corporate governance and financial reporting requirements under the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, as well as rules and regulations adopted by the Securities and Exchange Commission, or the SEC, the Public Company Accounting Oversight Board, or PCAOB and the American Stock Exchange, or Amex. In particular, we will be required to include management and auditor reports on internal controls as part of our annual report for the year ending December 31, 2007 pursuant to Section 404 of Sarbanes-Oxley. We expect to spend significant amounts of time to satisfy these internal control rules. Moreover, we may not be able to complete our assessment of our internal controls in a timely manner. If we are unable to assess our internal controls in a timely manner, we may not be able to implement timely any necessary changes, including changes in systems acquired in the New Acquisition. Our failure to comply with these internal control rules may materially adversely affect our reputation, or ability to obtain the necessary certifications to our financial statements and the value of our common shares. Additionally, if we are unable to receive a favorable opinion from our accountants as to management’s assessment of the adequacy of our internal controls, we may be unable to raise additional capital.
Risks Related to Our Shares

We may not be able to meet Amex’s continued listing qualifications.
      While our common shares are currently listed on Amex, we may not be able to meet Amex’s continued listing qualifications. In December 2004, Amex advised us that we were not in compliance with various shareholders’ equity requirements for listing our shares on the exchange. In September 2005, Amex notified us we were not in compliance with an additional shareholders’ equity standard. In addition, because the price of our common shares has been below $0.24 for the last 12 months, Amex recommended a reverse split of our common shares.

      In response to the December 2004 letter, we submitted a plan to Amex to regain compliance with the continuing listing standards, which Amex determined made a reasonable demonstration of our ability to regain compliance. Under the plan, we are required to regain compliance by December 2, 2005 and are subject to periodic review by Amex to determine if we are making progress consistent with the plan. If we are not in compliance with the listing standards by December 2, 2005, or we do not make progress consistent with the plan, our common shares will be subject to delisting proceedings. In the interim, our common shares will continue to trade on Amex. We believe that the completion of the reverse share split of our common shares and this offering will allow us to continue our Amex listing. However, there can be no assurance that our shares will continue to be listed on Amex. If our shares are delisted, the market for our shares may be negatively impacted.

Our common shares have a limited average daily trading volume.
      Our common shares are thinly traded and trading volumes fluctuate significantly. The average trading volume for the quarter ended September 30, 2005 was approximately 29,319 common shares per day (without giving consideration to our reverse split of our common shares). As a result, investors may have difficulty in selling our common shares at generally prevailing prices.

An increase in market interest rates may have an adverse effect on the market price of our common shares.
      Common shares of companies in the real estate business may fluctuate in price as interest rates change. Though we have not yet determined what our dividend on our common shares will be, if market interest rates increase, prospective investors may desire a higher distribution rate on our common shares or seek securities paying higher dividends or interest. As a result, interest rate fluctuations can affect the market price of our common shares. For instance, if interest rates rise without an increase in our dividend, the market price of our common shares could decrease because potential investors may require a higher yield on our shares. In addition, rising interest rates would result in increased interest expense on any variable rate debt that we may have, thereby adversely affecting cash flow and our ability to service our debt and make distributions to shareholders.

Investors in our common shares in this offering will experience immediate and substantial dilution.
      We had an accumulated deficit of $24.6 million at September 30, 2005. Accordingly, investors will be substantially diluted. We expect the public offering price of our common shares to be higher than the book value per share of our common shares immediately following the offering. Accordingly, if you purchase our common shares in this offering, you will experience immediate dilution of $[          ] in book value per share. This means that investors who purchase shares will likely pay a price per share that exceeds the book value of our assets after subtracting liabilities. Moreover, to the extent that any outstanding preferred shares or warrants are converted into common shares and upon the issuance of restricted common shares to Paragon Real Estate Development, LLC upon the closing of the New Acquisition, each person purchasing common shares in this offering will experience further dilution. The following table illustrates this per share dilution:

Public Offering			$	[ ]
Net tangible book value before this offering	$	[ ]
Increase in pro forma net tangible book value attributable to this offering	$	[ ]

Pro forma net tangible book value per share after this offering			$	[ ]

Dilution in pro forma net tangible book value per share to new investor	$	[ ]

Acquisition and Financing Risks

You cannot evaluate properties that we have not yet acquired or identified for acquisition.
      We have established criteria for evaluating multifamily property acquisition candidates. Our board of trustees and management have discretion in assessing potential acquisitions. Accordingly, you will have no ability to evaluate particular investments that we may make.

Our focus on multifamily residential property may not be beneficial.
      Since the latter part of 2003, we have been reviewing multifamily residential properties for potential acquisition, but until entering into the New Acquisition, had not entered into any definitive purchase agreements for any multifamily properties. There can be no assurance that our management will be able to successfully acquire additional multifamily properties. Even if our management is successful, investors may not value a portfolio of the same type of properties as highly as they would value portfolios consisting of diverse properties.

If we purchase multifamily properties at a time when the commercial and residential real estate market is experiencing substantial influxes of capital investment and competition for properties, the real estate we purchase may be at inflated prices and may decrease in value.
      Residential real estate markets are currently experiencing a substantial influx of capital from investors. This substantial flow of capital, combined with significant competition for real estate, may result in inflated purchase prices for these assets. To the extent we purchase real estate in this environment, we are subject to the risk that if the real estate market ceases to attract the same level of capital investment in the future as it is currently attracting, or if the number of companies and individuals seeking to acquire real estate assets decreases, our returns will be lower and the value of our assets may not appreciate or may even decrease significantly below the amount we paid for them.

We will need additional capital to execute our business plan and may not be able to obtain it.
      We will have cash resources available for general corporate purposes, including future acquisitions, of $[                    ] after this offering. However, to execute our growth plans we will need additional equity and debt financing. Additional financing may have unacceptable terms or may not be available at all for reasons relating to:

•	our limited history with the implementation of our growth strategy,

•	our inability to meet our business plan,

•	lenders appraising our multifamily apartment communities at lower asset values than we do, and

•	lenders’ or investors’ view of real estate operating companies with a focus on one segment of real estate or small-capitalized companies.
      If adequate financing is not available, we may not be able to acquire additional properties or develop new properties. Failure to obtain financing will materially and adversely affect our growth strategy.

Our use of additional debt financing in the future could result in amounts exceeding the existing debt on the New Portfolio.
      We intend to use $34.7 million of the net proceeds from this offering to pay in full the debt obligations outstanding on the properties in the New Portfolio, including the payment of prepayment penalties, with the exception of the debt related to the Gardens of Victoria which we intend to assume. In the future, we may incur additional debt on some or all of the properties in the New Portfolio, including debt on the New Portfolio exceeding the amounts paid in full from the proceeds from this offering.

We will be subject to risks with debt financing.
      Our business plan relies on debt financing. There are numerous risks associated with debt financing including:

•	we must generate cash to service our debt,

•	an increase in interest expense would adversely affect our cash flow, our ability to make future distributions to our shareholders and the value of our shares,

•	certain debt instruments may provide for balloon principal payments and we may not be able to refinance or otherwise make these payments,

•	we may not be able to finance necessary capital expenditures for renovations and other improvements on favorable terms or at all,

•	debt may include restrictions on our growth strategy, and

•	if we are unable to meet mortgage payments on any apartment community that is mortgaged to secure payment of debt, the property could be foreclosed with a consequent loss of income and asset value to us.

We may enter into debt agreements that impose limits on our operations.
      The agreements relating to the debt we incur may contain financial and operating covenants, including net worth requirements, debt service coverage and other debt ratios and other limitations on our ability to sell assets or engage in mergers, consolidations or make certain acquisitions. Failure to comply with these covenants could result from changes in our results of operations, incurrence of debt or changes in general economic conditions. Borrowings under credit facilities may be subject to borrowing base requirements and other covenants. These covenants may restrict our ability to fund our operations and conduct our business. Failure to comply with any of these covenants could result in a default under one or more of our debt agreements. A default could cause one or more of our lenders to accelerate the timing of payments which could force us to dispose of one or more of our properties, possibly on disadvantageous terms.

Acquisitions may not produce results in accordance with our expectations and may require development and renovation costs exceeding our estimates.
      Our real estate investment strategy is to grow by acquiring older, well-located, under-performing apartment communities and to increase the performance of these properties by investing additional capital in rehabilitating, repositioning, branding and improving on-site management. We may not be able to rent all units in a community when we make improvements, which will reduce our cash flow. In addition, our need to use cash to make improvements may limit our ability to make distributions to our shareholders. Our investments may not produce results in accordance with our expectations. Our actual renovation and improvement costs to bring an acquired property up to our standards or to bring units of an existing property up to standards for a tenant may exceed our estimates. We may not be able to achieve the results we expect at the time of an acquisition due to risks that include:

•	the unavailability of financing,

•	construction costs exceeding original estimates,

•	construction and lease-up delays resulting in increased debt service and construction costs,

•	complications in obtaining necessary zoning, occupancy and other governmental permits and authorizations,

•	market competition that limits our ability to increase rents or occupancy, and

•	a lack of acceptance of our value-added strategy by investors or tenants.

      In addition, acquisitions and development projects require a significant amount of management’s time which could divert management’s attention away from the daily operation of our business.

We may decide to convert a portion of our apartment communities to for-sale condominiums or to develop vacant land, requiring increased capital expenditures.
      As part of our business strategy, we may decide to convert a portion of our apartment communities that we currently own or may acquire or develop in the future to for-sale condominiums. In addition, we may decide to build additional apartment units or develop land within our apartment communities for additional apartment communities, condominiums, single family housing or other opportunistic real estate projects. These development projects involve the investment of capital, which investment may be substantial, in the improvement of the properties. Currently, our business has involved only multifamily residential properties. If we decide to convert or develop any of our properties for other uses to build additional multifamily properties, there is no assurance that we will realize a return on our invested capital which could adversely affect our financial condition, results of operations and cash flows. Moreover, our need to use our cash during any development project may limit our ability to make distributions to our shareholders.

Our construction and development activities are subject to timing, budgeting and other risks that would increase our operating costs.
      Our renovation, redevelopment, development and related construction activities may subject us to the following risks:

•	we may be unable to obtain, or may suffer delays in obtaining, necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations, which could result in increased costs or our abandonment of these projects,

•	we may incur construction costs for property that exceed our original estimates due to increased costs for materials or labor or other costs that we did not anticipate, and

•	we may not be able to obtain financing on favorable terms, which may render us unable to proceed with our development activities.
      We cannot assure you that any construction project will be completed on time or within budget. Our inability to complete a project on time or within budget could increase our operating costs.

Newly developed and acquired properties may not produce the cash flow that we expect, which could harm our overall financial performance.
      In deciding whether to acquire or develop a particular property, we make assumptions regarding the expected future performance of that property. In particular, we estimate the return on our investment based on expected occupancy and rental rates. If our financial projections with respect to a new property are inaccurate, and the property is unable to achieve the expected occupancy and rental rates, it may fail to perform as we expected in analyzing our investment. When we acquire a property, we often plan to reposition or redevelop that property with the goal of increasing profitability. Our estimate of the costs of repositioning or redeveloping an acquired property may prove to be inaccurate, which may result in our failure to meet our profitability goals. Additionally, we may acquire new properties not fully leased and the cash flow from existing operations may be insufficient to pay the operating expenses and debt service associated with that property. Any of these factors could result in our overpayment for a property which could adversely affect our financial condition, results of operations, cash flows and returns on investment.

Shareholders could experience possible future dilution through the issuance of additional shares or partnership interests.
      As a result of growth relating to acquisitions financed with the issuance of additional preferred or common shares, or units in our Operating Partnership (or any similar entity of ours) convertible into shares, you could experience significant future dilution. Although we cannot estimate how much dilution will occur, we anticipate that it will be significant.

We may acquire properties with lock-out provisions that may prohibit us from selling a property, or may require us to maintain specified debt levels for a period of years on some properties.
      We may acquire properties in exchange for operating partnership units and agree to restrictions on sales or refinancing for a certain period of time, called “lock-out” provisions, that are intended to preserve favorable tax treatment for the owners of such properties who sell them to us. These restrictions would affect our ability to turn our investments into cash and thus affect cash available to return capital to you. Lock-out provisions could impair our ability to take actions during the lock-out period that would otherwise be in the best interests of our shareholders and, therefore, might have an adverse impact on the value of the shares, relative to the value that would result if the lock-out provisions did not exist. In particular, lock-out provisions could preclude us from participating in major transactions that could result in a disposition of our assets or a change in control even though that disposition or change in control might be in the best interests of our shareholders. If we take actions in contravention of any lock-out provision, we may be required to reimburse the seller of the property for these taxes and other losses suffered by the seller on account of our actions.

We may be subject to risks as the result of joint ownership of real estate with third parties.
      We may invest in properties and assets jointly with other persons or entities. Joint ownership of properties, under certain circumstances, may involve risks not otherwise present, including the possibility that:

•	our partners or co-investors might become insolvent or bankrupt,

•	our partners or co-investors might have economic or other business interests or goals that are inconsistent with our business interests or goals,

•	we may incur liabilities as the result of the action taken by our partners or co-investors, and

•	our partners or co-investors may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives.

Some of our mortgage loans may have “due-on-sale” provisions.
      We may obtain financing with “due-on-sale” or “due-on-encumbrance” clauses that, upon future refinancing or sale of the properties, may cause the maturity date of such mortgage loans to be accelerated and such financing to become due. In selling property subject to financing, we may be required to sell our properties on an all-cash basis, to acquire new financing in connection with the sale, or to provide seller financing. We do not intend to provide seller financing, although it may be necessary or advisable for us to do so in order to facilitate the sale of a property. We do not know whether the holders of mortgages encumbering our properties will require acceleration or whether other mortgage financing will be available. Such factors will depend on the mortgage market and on financial and economic conditions existing at the time of the sale or refinancing.

Lenders may be able to recover against our other properties under our mortgage loans.
      We will seek secured loans which are nonrecourse and not subject to cross defaults with our other properties to acquire properties. However, only recourse financing may be available, in which event, in addition to the property securing the loan, the lender may look to our other assets for satisfaction of the debt. Thus, should we be unable to repay a recourse loan with the proceeds from the sale or other disposition of the property securing the loan, the lender could look to one or more of our other properties for repayment.

Our mortgage loans may bear interest at variable rates.
      Mortgage loans we obtain in the future may be subject to fluctuating interest rates based on certain index rates, such as the prime rate or the London Interbank Offered Rate, or LIBOR. Future increases in the index rates would result in increases in debt service on variable rate loans and thus reduce funds available for acquisitions of properties and dividends to our shareholders.
Organization, Structure and Management Risks

Mr. Mastandrea has the right to appoint a majority of our board of trustees.
      Mr. Mastandrea is a member and the manager of Paragon Real Estate Development, LLC and Mr. Dee is also a member of that entity. Paragon Real Estate Development, LLC owns [                    ] common shares and 161,410 preferred shares, certain of which shares are subject to restrictions. Under restricted share agreements, Mr. Mastandrea will have the right to appoint five trustees to our board as long as Paragon Real Estate Development, LLC owns either:

•	a majority of the preferred shares, or

•	[ ] common shares and 64,564 preferred shares which represent 40% of the sum of certain common and preferred shares issued to Mr. Mastandrea and Mr. Dee.
      Even if these conditions are not met, Mr. Mastandrea’s appointment right will continue until March 4, 2013; provided that, if Mr. Mastandrea remains as our Chairman or Chief Executive Officer on that date, the right to appoint five trustees will continue until the time Mr. Mastandrea is no longer our Chairman or Chief Executive Officer. Although Mr. Mastandrea has not exercised this right in the election of trustees, he may exercise it any time in the future. Such election may result in us no longer having a majority of our board of trustees consisting of independent trustees, which may cause us to be out of compliance with the requirements of Amex and any other national securities exchange.

Our declaration of trust and bylaws have no limitation on the amount of debt that we may incur in the purchase, sale, development or expansion of any property.
      As of September 30, 2005, our Richton Trail property secured $2.7 million of outstanding mortgage debt. As of September 30, 2005, the aggregate principal amount of the debt of the New Portfolio totaled $33.4 million. We have made a preliminary decision to repay in full all of the debt of the New Portfolio, with the exception of the debt associated with the Gardens of Victoria, which we will acquire subject to the existing debt of $2.1 million as of September 30, 2005. In the future, we may incur additional debt to finance other acquisitions and development projects. Our debt service requirements may reduce funds available for operations and future business opportunities and may increase our vulnerability to adverse general economic and industry conditions and competition. Our declaration of trust and bylaws do not limit the amount of debt we may incur and our board of trustees has not established a policy limiting our debt. Any policy that may be adopted by our board of trustees in the future may be changed in its sole discretion.

Our board of trustees has the ability to effect changes to our major policies, including our investment policy, without the vote of shareholders.
      Our major policies, including policies with respect to acquisitions, mergers, financing, growth, debt capitalization, recapitalization of our equity structure and dividends will be determined by our board of trustees. The board of trustees may amend or revise these and other policies, including our plan to invest in multifamily residential properties, from time to time without the vote of the shareholders. Accordingly, the shareholders will have no direct control over changes in our policies which may not fully serve the interests of all of our shareholders.

The possible issuances of future series of preferred shares could adversely affect holders of our common shares.
      Pursuant to our declaration of trust, our board of trustees has the authority to fix the rights, preferences, privileges and restrictions, including voting rights, of unissued preferred shares and to issue those shares without any further vote or action by the shareholders. The rights of the holders of our common shares will be subject to, and may be adversely affected by, the rights of the holders of any series of preferred shares that may be issued in the future. These adverse effects could include subordination to preferred shareholders in the payment of dividends and upon our liquidation and dissolution, and the use of preferred shares as an anti-takeover measure, which could impede a change of control that is otherwise in the interests of holders of our common shares.

We are not a REIT, but may become one at any time.
      We are eligible to elect to be taxed as a REIT under the Tax Code. At this time, we have no plans to become a REIT, although the board of trustees may decide at any time to elect REIT status. If we were to make such an election and continued to qualify as a REIT, we generally would not be subject to U.S. federal income tax. As long as we are not a REIT, we are subject to U.S. federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates and any distributions to our common shareholders are not deductible. The authority to elect REIT status lies solely with our board of trustees. If the board decides that we should elect REIT status, we would be subject to numerous organizational and operational requirements which could have an adverse impact on our business.

Mr. Mastandrea and Mr. Dee have conflicts of interest and we will incur expense as a result of restrictions lapsing on our common shares issued to them.
      Upon closing of the New Acquisition, restrictions on 75% of the [                    ] common shares and 161,410 preferred shares owned by Paragon Real Estate Development, LLC will lapse. The remaining restrictions will lapse on March 4, 2006. In addition, Mr. Mastandrea and Mr. Dee have a conflict of interest as a result of a pre-existing agreement that provides them with an incentive to increase our assets and net operating income. Under this agreement, we are required to issue restricted common shares to Paragon Real Estate Development, LLC upon closing of the New Acquisition. We estimate that the number of restricted common shares we will issue under this agreement will be [                    ]. As a result of the restrictions lapsing on the shares currently issued, we will incur an expense of $2.2 million in the quarter in which the closing of the New Acquisition occurs. Additional expense related to the issuance of shares to Paragon Real Estate Development, LLC upon the closing of the New Acquisition will be incurred at the rate of $1.0 million per year for each of the five years following the closing of the New Acquisition, though this expense may be incurred earlier if the restrictions lapse earlier in accordance with the pre-existing agreement.

We cannot sell Richton Trail for ten years without Mr. Mastandrea’s consent.
      We are precluded by the Richton Trail Operating Partnership agreement from selling Richton Trail for ten years without the consent of Mr. Mastandrea. Mr. Mastandrea’s right to consent may present him with a conflict of interest.

We may face competition from other business interests of Mr. Mastandrea.
      Mr. Mastandrea owns a combined mixed-use shopping plaza and office facility in suburban Chicago, Illinois. We do not believe that this property competes with our Richton Trail property; however, it is possible that this mixed-use facility may compete with us in the future in the event we invest in a similar property in close proximity to it.

We are dependent on a small number of key senior professionals and the loss of any of these professionals could adversely affect our results and may, in turn, negatively affect the market price of our common shares.
      The loss of professionals, particularly a senior professional with a broad range of contacts in the real estate industry, could materially and adversely affect our operating results. Among the key professionals on whom we depend, and whose loss could have a material adverse effect on our business, are Mr. Mastandrea and Mr. Dee. We believe that personal relationships with potential investors, lenders and sellers of real estate properties and projects are an important component of our business plan. These relationships depend in part upon the individual employees who represent us. We will face competition for experienced real estate professionals. We cannot assure you that losses of key personnel due to competition or otherwise will not occur.

Advantageous transactions may be prevented.
      Certain provisions contained in our declaration of trust and bylaws and under federal and Maryland laws may have the effect of discouraging a third party from making any acquisition proposal for us. Maryland law restricts mergers and other business combinations and provides that control shares of a Maryland corporation acquired in a control share acquisition have limited voting rights. The business combination and control share statutes could have the effect of discouraging offers from third parties to acquire us and increasing the difficulty of successfully completing this type of offer. For example, these provisions may deter attractive tender offers for our shares, or deter purchases of large blocks of our shares, in effect limiting the opportunity for our shareholders to receive a premium for their shares over then-prevailing market prices.

Our declaration of trust contains ownership restrictions.
      Although we are not currently a REIT, our declaration of trust contains provisions from when we were a REIT and these provisions continue to apply, including the limitation of ownership by any single holder of our common shares to the lesser of 3% of the total value of all classes of our outstanding shares, 9.9% of the total combined voting power of all classes of our outstanding shares or 9.9% of the total number of all classes of our outstanding shares, unless our board waives or modifies such limitations. These restrictions may discourage a change in control of Paragon, deter any attractive tender offers for our common shares or limit the opportunity for you or other shareholders to receive a premium for your common shares.

Our trustees and officers have limited liability.
      Our declaration of trust and bylaws limit the liability of a member of our board of trustees or an officer for monetary damages to us, our shareholders or third parties. Generally, we are obligated under our declaration of trust and bylaws to indemnify our trustees and officers against certain liabilities incurred in connection with their services. These provisions could limit our ability and the ability of our shareholders to effectively take action against our trustees and officers arising from their service to us.
General Multifamily Real Estate Risks

We face competition from numerous real estate entities with greater resources than ours.
      We compete for the acquisition, leasing and development of apartment communities with many entities, including, among others, publicly-traded REITs, life insurance companies, pension funds, opportunity funds, partnerships and individual investors. Many competitors have substantially greater financial and personnel resources than we do. Competition may reduce the number of suitable acquisition opportunities offered to us and increase the bargaining power of property owners seeking to sell. In addition, certain competitors may be willing to accept lower returns on their investments and, consequently, may be willing to pay higher prices for properties than we may be willing to pay. If competitors prevent us from buying properties that we have targeted for acquisition, our business plan may be adversely impacted, as will our capital appreciation and value. Competition in a particular area also could negatively impact our ability to lease our apartment communities or increase or maintain rental rates. If we are unable to make suitable investments on favorable terms, experience lower occupancy rates, or unable to increase or maintain rental rates, our returns on investments and profitability may be reduced.

Our operating costs may rise, which could reduce our cash flow.
      As we expand, our operating costs may increase as a percentage of our revenue as a result of rising costs, including costs arising from the heightened awareness of possible terrorist attacks. As a direct result of the September 11, 2001 terrorist attacks, costs have increased for building security, property/casualty and liability insurance and property maintenance. We may not be able to pass along the increased costs associated with such increased building security to our tenants, which could reduce our cash flow.

      The possibility of future terrorist attacks has caused increases in the cost of premiums for insurance coverage. Furthermore, in light of recently-adopted securities laws and regulations and the additional responsibility given to audit committees as a result, we may experience increased costs in our directors’ and officers’ insurance premiums and fees for auditors and other independent third parties hired by the audit committee to fulfill its expanded responsibilities.
      Because of rising costs in general, we might experience increases in our real estate taxes and property maintenance costs. If operating expenses increase, the availability of other comparable multifamily apartment communities in our specific geographic markets may limit our ability to increase rents, which could reduce our cash flows and limit our ability to make distributions to shareholders, if in the future we elect to pay cash dividends on our common shares.

We may not be able to recover certain of our operating costs due to impending increases in energy prices.
      We expect to experience an increase in operating expenses for heating and ventilation as energy prices are expected to rise significantly during the winter months of 2005 and 2006. Our current tenants generally are not obligated to pay these costs. In the future, we may require our tenants to pay a portion of these costs. There is no assurance that these tenants will make such payments or agree to pay these costs upon renewal or that new tenants will agree to pay these costs. If our operating expenses for heating and ventilation increase in our markets as anticipated, we may not be able to increase rents or reimbursements in all of these markets so as to meet increased expenses without at the same time decreasing occupancy rates.

An economic downturn could adversely affect the residential industry.
      As a result of the effects of an economic downturn, including increased unemployment rates, the multifamily industry may experience a significant decline in business caused by a reduction in overall renters. Moreover, low residential mortgage interest rates could accompany an economic downturn and encourage potential renters to purchase residences rather than lease them. The residential properties we own and acquire may experience declines in occupancy rate due to any decline in residential mortgage interest rates.

Some potential losses are not fully covered by insurance or may not be covered by insurance at all.
      We carry comprehensive liability, fire, extended coverage and rental loss insurance on our property. We believe the policy specification and insured limits of these policies are adequate and appropriate. However, there are types of losses, such as losses from casualties associated with civil unrest, acts of God, including natural disasters, acts of terrorism and acts of war that generally are not insured.
      We may be unable to renew or duplicate our current insurance coverage in adequate amounts. In addition, insurance companies may no longer offer coverage against certain types of losses, such as losses due to terrorist acts and toxic mold, or if offered, these types of insurance may be prohibitively expensive. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property. Inflation, changes in building codes and ordinances, environmental considerations and other factors also might make it unfeasible to use insurance proceeds to replace a property after it has been damaged or destroyed. Under these circumstances, the insurance proceeds received by us might not be adequate to restore our economic position with respect to that property, but we may nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. We cannot provide assurance that material losses in excess of insurance proceeds will not occur in the future.
      If any of our properties experience a catastrophic loss, the loss could seriously disrupt our operations, delay revenue and result in large expenses to repair or rebuild the property, if we are able to make the repairs or rebuild the property at all. These events could adversely affect our cash flow or profitability and ability to make distributions to shareholders.

Because real estate is illiquid, we may not be able to sell properties when appropriate.
      Real estate investments generally cannot be sold quickly. As we grow in accordance with our business plan, this illiquidity will limit our ability to alter our portfolio, whether necessary to sell our properties, to raise capital, or in response to changes in economic or other conditions. In addition, the sale price of any disposition may not recoup or exceed the amount of our investment.

Your investment will be directly affected by general economic and regulatory factors we cannot control or predict.
      Investments in real estate typically involve a high level of risk as the result of factors we cannot control or predict. One of the risks of investing in real estate is the possibility that our properties will not generate income sufficient to meet operating expenses or will generate income and capital appreciation, if any, at rates lower than those anticipated or available through investments in comparable real estate or other investments. The following factors may affect income from properties and yields from investments in properties and are generally outside of our control:

•	changes in national economic conditions and financial markets,

•	changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics,

•	changes in interest rates and in the availability, cost and terms of mortgage funds,

•	ongoing need for capital improvements, particularly in older properties,

•	more attractive lease incentives offered by competitors in similar markets,

•	inability to finance property development and acquisitions on favorable terms,

•	increased market demand for newer properties,

•	changes in sub-market demographics,

•	increased operating costs including insurance premiums and real estate taxes,

•	adverse changes in governmental rules and fiscal policies,

•	adverse changes in applicable tax, real estate, environmental or zoning laws and the cost of compliance with such laws, and

•	other factors that are beyond our control.

Financially distressed tenants may limit our ability to realize the value of our investments.
      Following a tenant’s lease default, we may experience delays in enforcing our rights as a landlord and may incur substantial costs in protecting our investment and recovering lease and other payments owed to us. In addition, a tenant may seek bankruptcy law protection, which could relieve the tenant from its obligation to make lease payments.

We may be unable to renew leases or relet units as leases expire.
      If tenants fail to renew their leases upon expiration, we may be unable to relet the subject unit. Even if the tenants do renew their leases or we can relet the units, the terms of renewal or reletting (including the cost of any upgrades) may be less favorable than current lease terms.

Liability for environmental matters could adversely affect our financial position.
      Under various federal, state and local environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in the property. These laws often impose liability whether or not the owner or operator caused or knew of the presence of the hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant’s lease. The owner or operator is not always in a position to know what a tenant stores in its multifamily unit. In addition, the presence of hazardous or toxic substances, or the failure to remediate any property, may adversely affect our ability to lease any or all of a property and our ability to borrow using the contaminated property as collateral. In connection with the ownership of any property, we are potentially liable for any clean-up costs and these costs may be substantial.
      The closing of the New Acquisition is conditioned, and we intend to condition future acquisitions, on successful environmental assessments. Nevertheless, it is possible that our past and future assessments will not reveal all environmental liabilities or that there are existing or future material environmental liabilities of which we will be unaware.

Compliance with applicable laws, rules and regulations, including the Americans with Disabilities Act, can be costly.
      All places of public accommodation are required to meet certain federal requirements, including but not limited to those associated with the Americans with Disabilities Act. A number of additional federal, state and local laws exist that also may require modifications to our present and future properties or restrict certain further renovations to our properties, with respect to access by disabled persons. Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards in the future.
      Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require material expenditures by us. Although the costs of compliance with any additional legislation are not currently ascertainable, the costs could be substantial. Limitations or restrictions on the completion of certain renovations may also limit application of our investment strategy in certain instances or reduce overall returns on our investments.
      Some of these laws typically allow liens to be placed on the affected property. In addition, there are various local, state and federal fire, health, safety and similar regulations which we may be required to comply with and which may subject us to liability in the form of fines or damages for noncompliance.

There may be potential liability associated with lead-based paint arising from lawsuits alleging personal injury and related claims.
      Typically, the existence of lead paint is more of a concern in residential units than in commercial properties. Although a structure built prior to 1978 may contain lead-based paint and may present a potential for exposure to lead, structures built after 1978 are not likely to contain lead-based paint. To date, we have not incurred any material costs or liabilities relating to lead paint claims or removal, however, we may incur costs relating to lead paint in the future.

Due to the recent increase in mold claims and given that the law relating to mold is unsettled and subject to change, we could incur losses from claims relating to the presence of, or exposure to, mold or other microbial organisms.
      Recently, indoor air quality issues, including mold, have been highlighted in the media and the real estate industry is seeing mold claims from lessees rising. To date, we have not incurred any material costs or liabilities relating to claims of mold exposure or abating mold conditions. We may not be able to maintain adequate insurance to cover such losses. We may also incur unexpected expenses relating to the abatement of mold on properties that we may acquire.

Environmental laws could be used to impose liability for release of, and exposure to, hazardous substances, including asbestos-containing materials, into the air.
      Limited quantities of asbestos-containing materials are present in various building materials such as floor coverings, ceiling texture material, acoustical tiles and decorative treatments. Laws governing asbestos require that owners or operators of buildings containing asbestos:

•	properly manage and maintain the asbestos,

•	notify and train those who may come into contact with asbestos, and

•	undertake special precautions, including removal or other abatement, if asbestos would be disturbed during renovation or demolition of a building.
      Such laws may impose fines and penalties on building owners or operators who fail to comply with these requirements. These laws may allow third parties to seek recovery from owners or operators of real properties for personal injury associated with exposure to asbestos fibers. As the owner of our properties, we may be potentially liable for any such costs.

USE OF PROCEEDS
      The net proceeds of this offering, after deducting estimated offering and related transaction fees and expenses payable by us, are expected to be $[          ], or $[          ] if the underwriters’ option to purchase additional shares is exercised in full. We intend to use $64.7 million of the net proceeds of this offering to fund the acquisition of the New Portfolio, including repayment of certain debt but excluding the payment of prepayment penalties.
      We intend to use the balance of the net proceeds for future working capital requirements. The following table illustrates our estimated sources and uses of funds in connection with this offering:

Sources of Funds			Uses of Funds

(In millions)			(In millions)
Common shares offered hereby	$	[ ]	Cash Purchase Price of New Portfolio		$33.4
			Payment of New Portfolio Debt		34.7	*
			Planned Improvements to New Portfolio		7.8
			Underwriter Discount		[ ]
			Financial Advisory Fees		[ ]
			Offering Expenses		[ ]
			General Corporate Uses		[ ]

Total Sources of Funds	$	[ ]	Total Uses of Funds	$	[ ]

*	We intend to use $31.3 million of the net proceeds from this offering to pay in full the principal amounts of the following debt obligations outstanding on the properties in the New Portfolio. In addition to the payment of these principal amounts, we expect to incur prepayment penalties in the amount of $3.4 million. The following table sets forth the payoff amount for each of these debt obligations at September 30, 2005, along with applicable interest rates and maturities:

Property Name	Location	Balance	Interest Rate	Maturity Date

		(In thousands)
Cedar Ridge	Baytown, TX	$4,541	8.12%	11/1/2006
Chasewood	Amarillo, TX	5,725	7.29	1/1/2009
Fountain Park	Stafford, TX	4,426	7.03	10/1/2008
Millcreek	Wharton, TX	2,351	7.14	1/1/2011
Oakwood	Lake Jackson, TX	2,011	8.25	2/1/2010
Pleasant Ridge Villas	Arlington, TX	1,766	6.50	8/1/2012
Woodside Villas	Irving, TX	4,641	7.92	10/1/2009
Chapel Hill	Kettering, OH	3,964	7.14	3/1/2011
St. Charles Court	N. Canton, OH	1,912	8.06	6/1/2010

Total		$31,337

DIVIDEND POLICY
      We intend to pay quarterly cash dividends on our common shares after the closing of the New Acquisition as soon as our board of trustees determines is practicable. In the year following this offering, our goal is to pay a cash dividend of up to 4.0% of the per share offering price of our common shares issued in this offering, although we can provide no assurance as to when we will commence payment of any dividends. In addition, payment of future cash dividends, if any, and their amounts, will be dependent upon our earnings, financial requirements and other factors deemed relevant by our board of trustees.
      Our business strategy is focused on long-term growth and the increase of cash flow and capital appreciation of our apartment communities. As is the case with the New Portfolio, we anticipate that the properties we acquire will require capital expenditures to rehabilitate and reposition these properties, and in some cases those capital expenditures will be significant. As we continue to grow, our cash flow will largely be used to fund these expenditures. Our cash flow may also be negatively impacted if we are not able to rent all the units in a community when we make improvements. In addition, if we make a determination to convert an apartment community to a condominium or to develop land within our apartment communities for additional apartment communities, condominiums, single family housing or other opportunistic real estate projects, there may be a period of time prior to the time the converted condominiums or development projects are sold that we will need to use our cash to support the debt, taxes, insurance, maintenance and other costs of that property.
      We presently are not a REIT for federal income tax purposes and, accordingly, are not required to make distributions to shareholders. We are currently taxed as a “C” corporation for federal income tax purposes. If we elect in the future to be taxed as a REIT, we will generally not be required to pay federal income tax but will be required to distribute to shareholders 90% of our “REIT Taxable Income” in order to maintain REIT status. In that event, we may incur additional debt to fund our investment activities and to pay distributions necessary to maintain REIT status.
CAPITALIZATION
      The following table sets forth our capitalization as of September 30, 2005 on a historical basis and our pro forma capitalization as adjusted for this offering of [                    ] of our common shares at the public offering price of $[          ] per share and our intended application of the net proceeds of this offering after consideration of the underwriting discounts and offering expenses.
      This table should be read in conjunction with our historical and unaudited pro forma financial information and related notes included elsewhere in this prospectus.

	September 30, 2005

	Paragon	Pro Forma
	Historical	as Adjusted

	(In thousands)
Mortgage loans payable	$2,724	$
Minority interest in consolidated subsidiary	2,185
Shareholders’ equity
Preferred shares	$3	$
Common shares	335
Net proceeds of this offering
Additional paid-in capital	28,428
Accumulated deficit	(25,403)
Treasury shares, at cost	(800)
Other	(2,516)

Total shareholders’ equity	47

Total capitalization	$4,956	$

PARAGON REAL ESTATE EQUITY AND INVESTMENT TRUST AND SUBSIDIARIES
PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(UNAUDITED)
      The following pro forma financial statements have been prepared to provide pro forma information with regard to this offering and the use of proceeds from the offering to acquire the New Portfolio, which we expect to acquire on or about December 15, 2005.
      We have entered into an agreement to acquire for $64.7 million ten multifamily apartment communities containing a total of 1,478 apartment units in Texas and Ohio. On [                    ], 2005, all contingencies to acquire the New Portfolio were satisfied, and the agreement became enforceable against Paragon. We intend to use [       ]% of the net proceeds of this offering to acquire the New Portfolio.
      The unaudited pro forma condensed combined balance sheet presents the historical financial position of Paragon as of September 30, 2005, as adjusted for this offering and the use of proceeds to acquire the New Portfolio, both of which are assumed to have occurred on September 30, 2005.
      The accompanying unaudited pro forma condensed combined statements of operations for the year ended December 31, 2004 and the nine months ended September 30, 2005:

•	combine the historical operations of Paragon with the revenues and certain expenses of the New Portfolio,

•	consider the effect of a [ ] for [ ] reverse split of our common shares occurring prior to this offering,

•	consider the acquisition of the New Portfolio, and for purposes of the unaudited pro forma condensed statement of operations for the year ended December 31, 2004, adjusts for the Gardens of Victoria being acquired by the Seller in October 2004,

•	assume that the remaining debt on the New Portfolio will be repaid at closing of the New Acquisition, along with the prepayment penalties, with the net proceeds of this offering, and not refinanced, with the exception of the assumption of debt for the Gardens of Victoria,

•	consider the depreciation of the buildings (over approximately 40 years), and

•	consider the lapse of restrictions on previously issued restricted common shares and the issuance of new restricted shares in conjunction with the acquisition of the New Portfolio.
      For purposes of the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2004, all of the effects are calculated as if they occurred on January 1, 2004. For purposes of the unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2005, all of the effects are calculated as if they occurred on January 1, 2005.
      The unaudited pro forma condensed combined financial statements have been prepared by Paragon’s management based upon the historical financial statements of Paragon and of the New Portfolio. These pro forma statements may not be indicative of the results that actually would have occurred had the acquisition been in effect on the dates indicated or which may be obtained in the future. In management’s opinion, all adjustments necessary to reflect the effects of the New Acquisition have been made. These unaudited pro forma statements should be read in conjunction with the historical financial statements included in our previous filings with the SEC.

Pro forma Condensed Combined Balance Sheet
As of September 30, 2005

		(b)	(c)
		Effect of	Issuance of	(d)
	(a)	Reverse Split of	Common	New	Pro Forma
	Paragon	Common Shares	Shares	Portfolio	Consolidated

	(In thousands, except notes)
ASSETS
Investments in real estate:
Land	$798			$10,923		$11,721
Buildings and improvements	3,205			57,350		60,555
Furniture, fixtures and equipment	41					41

	4,044			68,273		72,317
Accumulated depreciation and amortization	(185)					(185)

Net investments in real estate	3,859			68,273		72,132
Cash and cash equivalents	917		[ ]	(62,528)		[ ]
				(3,414)
				(200)
				(21)
Marketable securities, net	88					88
Restricted cash	130					130
Accounts receivable, net	6					6
Other assets, net	186			21		207

Total Assets	$5,186		$ [ ]	$ [ ]	$	[ ]

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Mortgage loans	$2,724			$2,131		$4,855
Accounts payable and accrued expenses	170					170
Security deposits	60					60

Total liabilities	2,954			2,131		5,085

Minority interest in consolidated subsidiary	2,185					2,185
Commitments and Contingencies
Shareholders’ equity:
Preferred Shares	3					3
Common Shares	335	[ ]	$ [ ]	[ ]		335
Additional paid-in capital	28,428	[ ]	[ ]	5,297		[ ]
Accumulated other comprehensive income, net unrealized gain on marketable securities	49					49
Accumulated deficit	(25,403)			(2,190)		(28,388)
				(795)
Treasury stock, at cost	(800)					(800)
Unearned compensation and trustees’ fees	(2,565)			2,190		(4,877)
				(5,297)
				795

Total shareholders’ equity	47		[ ]			[ ]

Total Liabilities and Shareholders’ Equity	$5,186		$ [ ]	$ [ ]	$	[ ]

Notes to Pro forma Condensed Combined Balance Sheet
As of September 30, 2005

(a)	As reported in the unaudited financial statements of Paragon as of September 30, 2005.

(b)	To show the effect of a reverse split of our common shares.

(c)	Issue [ ] common shares at a selling price of $[ ] per share (with a par value of $0.01 per share), net of estimated transaction costs of $[ ] million.

(d)	To reflect the acquisition of the New Portfolio for $68,273,000, representing cash paid of $62,528,000 for real estate and the assumption of $2,131,000 mortgage debt secured by the Gardens of Victoria totaling the acquisition price of $64,659,000, and $3,414,000 for debt prepayment fees of the Seller and other estimated transaction costs of $200,000.

Amount

Cash paid for real estate	$62,528,000

Assumption of mortgage debt	2,131,000

Total acquisition price	64,659,000
Cash paid for Seller prepayment fees	3,414,000

Estimated transaction costs	200,000

Estimated total cost	$68,273,000

The allocation of the total basis is 16% for land, or $10,923,000, and 84% for buildings, or $57,350,000, based on local real estate tax bills.

The estimated costs of $21,000 to assume the mortgage debt secured by the Gardens of Victoria is classified in other assets as a deferred financing cost to be amortized over the remaining life of the loan maturing in May 2013.

Restricted common shares issued in 2003 will have the restrictions lapse for 75% of the shares, and the remaining 25% of the shares will have the restrictions lapse in March 2006, in accordance with terms of the Restricted Share Agreement, dated March 4, 2003, which provides for the restrictions to lapse on the later of: (i) the gross assets of Paragon equaling or exceeding $50 million, or (ii) 50% of the shares on the first anniversary date, 25% of the shares on the second anniversary date, and 25% on the third anniversary date. The pro forma amount of $2,190,000 is calculated as 75% of $2,405,000, plus 9/14ths of the remaining 25%.

New restricted common shares will be issued to Paragon Real Estate Development, LLC upon the completion of the New Acquisition in accordance with the Additional Contribution Agreement, dated March 4, 2003, which provides a formula to calculate the number of shares to be issued. The value of the common shares to be issued under the Additional Contribution Agreement is estimated at $5,097,000. The number of common shares to be issued to Paragon Real Estate Development, LLC will be determined by the average of the closing prices for the common shares for 30 calendar days prior to the closing of the New Acquisition. The restrictions will lapse at the end of five years or sooner if the New Portfolio properties achieve their five year pro forma net operating income and our net operating income and funds from operations increase by a minimum of 5%. Additionally, restricted shares for a total of $200,000 are assumed to be issued to new and existing employees. The pro forma amount of $795,000 is for nine months and assumes the restrictions will lapse in five years.

Pro forma Condensed Combined Statement of Operations
For the nine months ended September 30, 2005

		(b)
	(a)	Property	Pro Forma		Pro Forma
	Paragon	Acquisitions	Adjustments		Consolidated

	(In thousands, except notes and per share data)
Revenues
Rental revenue	$454	$5,891			$6,345
Interest and other	31	465			496

Total revenues	485	6,356			6,841

Expenses
Property, operating and maintenance	148	2,758			2,906
Property taxes and insurance	76	955			1,031
Depreciation and amortization	68		$1,077	(c)	1,145
Interest	122	1,855	(1,761	)(d)	216
General and administrative	875		825	(e)	1,700
Restricted share expense			2,985	(f)	2,985
Management fees	20	245	(245	)(g)	20

Total expenses	1,309	5,813	2,881		10,003

Profit (loss) from operations before allocation to minority interest	(824)	543	(2,881)		(3,162)
Profit allocated to minority interest	(18)				(18)

Net income (loss) from continuing operations and net loss attributable to Common Shareholders	$(842)	$543	$(2,881)		$(3,180)

Net loss attributable to Common Shareholders per Common Share: Basic and Diluted	$ [ ]

Weighted average number of Common Shares outstanding	[ ]				[ ]

Effect of reverse split of Common Shares					[ ]

Post-split Common Shares					[ ]
Effect of Common Share Offering					[ ]
Effect of issuance of restricted shares in accordance with the Additional Contribution Agreement					[ ]
Effect of issuance of restricted shares to new and existing employees					[ ]

Pro forma Common Shares: Basic and Diluted					[ ]

Notes to Pro forma Condensed Combined Statement of Operations
For the nine months ended September 30, 2005

(a)	As reported in the financial statements of Paragon for the nine months ended September 30, 2005.

(b)	Derived from the unaudited Statement of Revenues and Certain Expenses of the New Portfolio for the nine months ended September 30, 2005.

(c)	To reflect depreciation expense of $1,075,000 for the New Portfolio and amortization expense of $2,000 for the costs related to assuming the mortgage debt secured by the Gardens of Victoria. The depreciation expense is based on the estimated total cost of the New Portfolio of $68,273,000, of which $10,923,000 is allocated to land, which is not depreciable, and $57,350,000 is allocated to buildings, based on local real estate tax bills. Buildings are depreciated over a useful life of 40 years. The amortization expense is based on the estimated total cost of assuming the mortgage debt secured by the Gardens of Victoria of $21,000 over the remaining life of the loan maturing in May 2013, approximately eight years.

Amount

Acquisition price	$64,659,000
Estimated transaction costs	200,000
Prepayment fees of mortgage debt	3,414,000

Estimated total cost	$68,273,000

(d)	To remove interest expense of the mortgage debt that the Seller will repay prior to Paragon’s acquisition. We will assume the mortgage debt secured by the Gardens of Victoria, which cannot be repaid until May 2006 according to the terms of the loan agreement. We will not incur the following interest expense:

Amount

Total interest expense for 2005	$1,855,169
Interest expense for the Gardens of Victoria	(93,686)

Pro forma interest expense to remove	$1,761,483

(e)	After acquiring the New Portfolio, we intend to increase general and administrative expenses to hire additional staff and provide partial market adjustments for existing staff, improve computer systems, begin a compliance program for reporting on internal controls, initiate insurance benefit programs, pay rent for additional office space and other related costs of expansion. The estimated increase to general and administrative expense is $825,000.

(f)	The pro forma restricted share expense includes the lapse of restrictions on restricted common shares issued in 2003 and the issuance of new restricted shares.

Restricted common shares issued in 2003 will have the restrictions lapse for 75% of the shares, and the remaining 25% of the shares will have the restrictions lapse in March 2006, in accordance with terms of the Restricted Share Agreement, dated March 4, 2003, which provides for the restrictions to lapse on the later of: (i) the gross assets of Paragon equaling or exceeding $50 million, or (ii) 50% of the shares on the first anniversary date, 25% of the shares on the second anniversary date, and 25% on the third anniversary date. The pro forma amount of $2,154,000 is calculated as 75% of $2,405,000, plus 9/14ths of the remaining 25%.

New restricted common shares will be issued to Paragon Real Estate Development, LLC upon the completion of the New Acquisition in accordance with the Additional Contribution Agreement dated March 4, 2003, which provides a formula to calculate the number of shares to be issued. The number of common shares to be issued to Paragon Real Estate Development, LLC will be determined by the average of the closing prices for the common shares for 30 calendar days prior to the closing of the New Acquisition. The restrictions will lapse at the end of five years or sooner if the New Portfolio properties achieve their five year pro forma net operating income and our net operating income and funds from operations increase by a minimum of 5%. Additionally, restricted shares for a total of $200,000 are assumed to be issued to new and existing employees. The pro forma amount of $795,000 assumes the restrictions will lapse at the end of five years. Total expense for the restricted common shares is $2,985,000.

(g)	A subsidiary of Paragon will manage the New Portfolio. Therefore, the management fee will be eliminated in our consolidated statement of operations

Paragon Real Estate Equity and Investment Trust
Pro forma Condensed Combined Statement of Operations
For the twelve months ended December 31, 2004

		(b)
	(a)	New	Pro Forma		Pro Forma
	Paragon	Portfolio	Adjustments		Consolidated

	(In thousands, except notes and per share data)
Revenues
Rental revenue	$609	$7,865	$445	(c)	$8,919
Interest and other	51	327	5	(c)	383

Total revenues	660	8,192	450		9,302

Expenses
Property, operating and maintenance	218	3,656	247	(c)	4,121
Property taxes and insurance	101	1,345	48	(c)	1,494
Depreciation and amortization	87		1,437	(d)	1,524
Interest	167	2,504	(2,482	)(e)	291
			102	(e)
General and administrative	957		1,100	(f)	2,057
Restricted share expense			2,777	(g)	2,777
Management fees	28	325	(325	)(h)	28

Total expenses	1,558	7,830	2,904		12,292

Profit (loss) from operations before allocation to minority interest	(898)	362	(2,454)		(2,990)
Loss allocated to minority interest	82				82

Net income (loss) from continuing operations and net loss attributable to Common Shareholders	$(816)	$362	$(2,454)		$(2,908)

Net loss attributable to Common Shareholders per Common Share: Basic and Diluted	$ [ ]

Weighted average number of Common Shares outstanding	[ ]				[ ]

Effect of reverse split of Common Shares					[ ]

Post-split Common Shares					[ ]
Effect of Common Share Offering					[ ]
Effect of issuance of restricted shares in accordance with the Additional Contribution Agreement					[ ]

Pro forma Common Shares: Basic and Diluted					[ ]

Notes to Pro forma Condensed Combined Statement of Operations
For the year ended December 31, 2004

(a)	As reported in the audited financial statements of Paragon for the year ended December 31, 2004.

(b)	Derived from the audited Statement of Revenues and Certain Expenses of the New Portfolio for the year ended December 31, 2004. One of the New Portfolio properties, the Gardens of Victoria, was acquired by the Seller in October 2004.

(c)	Because the Seller acquired the Gardens of Victoria in October 2004, the audited Statement of Revenues and Certain Expenses include only a partial year for this property. The pro forma adjustment uses the average of the actual revenues and expenses and multiplies by approximately ten months so that the Pro forma Statement of Operations includes 12 months of revenues and expenses for the Gardens of Victoria.

(d)	To reflect depreciation expense of $1,434,000 for the New Portfolio and amortization expense of $3,000 for the costs related to assuming the mortgage debt secured by the Gardens of Victoria. The depreciation expense is based on the estimated total cost of the New Portfolio of $68,273,000, of which $10,923,000 is allocated to land, which is not depreciable, and $57,350,000 is allocated to buildings, based on local real estate tax bills. Buildings are depreciated over a useful life of 40 years. The amortization expense is based on the estimated total cost of assuming the mortgage debt secured by the Gardens of Victoria of $21,000 over the remaining life of the loan maturing in May 2013, approximately eight years.

Amount

Acquisition price	$64,659,000
Estimated transaction costs	200,000
Prepayment fees of mortgage debt	3,414,000

Estimated total cost	$68,273,000

(e)	To remove interest expense of the mortgage debt that the Seller will repay prior to Paragon’s acquisition. We will assume the mortgage debt secured by the Gardens of Victoria, which cannot be repaid until May 2006 according to the terms of the loan agreement. We will not incur the following interest expense:

Amount

Total interest expense for 2004	$2,504,337
Interest expense for the Gardens of Victoria	(22,012)

Decrease in pro forma interest expense	$2,482,325

We will acquire the Gardens of Victoria and assume the related mortgage debt. At September 30, 2005, the loan balance was $2,131,000, with a fixed interest rate of 5.73%, maturing in May 2013. Because the Seller acquired the Gardens of Victoria in October 2004 and the interest expense included in the audited Statement of Revenues and Certain Expenses is for a partial year, the pro forma interest expense is increased to reflect 12 months for 2004.

Gardens of Victoria, Victoria, TX	Amount

Interest expense for 12 months	$124,358
Less: Interest included in the audited Statement of Revenues and Certain Expenses	(22,012)

Increase in pro forma interest expense	$102,346

(f)	After acquiring the New Portfolio, we intend to increase general and administrative expenses to hire additional staff and provide partial market adjustments for existing staff, improve computer systems, begin a compliance program for reporting on internal controls, initiate insurance benefit programs, pay rent for additional office space and other related costs of expansion. The estimated increase to general and administrative expense is $1.1 million.

(g)	The pro forma restricted share expense includes the lapse of restrictions on restricted common shares issued in 2003 and the issuance of new restricted shares.

Notes to Pro forma Condensed Combined Statement of Operations
For the year ended December 31, 2004 — (Continued)

If the acquisition of the New Portfolio occurred January 1, 2004, then restricted common shares issued in 2003 will have the restrictions lapse for 50% of the shares in March 2004, 25% of the shares in March 2005, and the remaining 25% in March 2006, in accordance with terms of the Restricted Share Agreement, dated March 4, 2003, which provides for the restrictions to lapse on the later of: (i) the gross assets of Paragon equaling or exceeding $50 million, or (ii) 50% of the shares on the first anniversary date, 25% of the shares on the second anniversary date, and 25% on the third anniversary date. The pro forma amount of $1,718,000 is calculated as 50% of $2,405,000, plus 12/14ths of 25% and 12/26ths of the remaining 25% of $2,405,000.

New restricted common shares will be issued to Paragon Real Estate Development, LLC upon the completion of the New Acquisition in accordance with the Additional Contribution Agreement, dated March 4, 2003, which provides a formula to calculate the number of shares to be issued. The number of common shares to be issued to Paragon Real Estate Development, LLC will be determined by the average of the closing prices for the common shares for 30 calendar days prior to the closing of the New Acquisition. The restrictions will lapse at the end of five years or sooner if the New Portfolio properties achieve their five year pro forma net operating income and our net operating income and funds from operations increase by a minimum of 5%. Additionally, restricted shares for a total of $200,000 are assumed to be issued to new and existing employees. The pro forma amount of $1,059,000 assumes the restrictions will lapse at the end of five years. Total expense related to the restricted common shares is $2,777,000.

(h)	A subsidiary of Paragon will manage the New Portfolio. Therefore, the management fee will be eliminated in our consolidated statement of operations.

OUR BUSINESS
Our Company
      Headquartered in Cleveland, Ohio, Paragon is a real estate operating company that employs a value-added strategy of increasing cash flow and enhancing long-term capital appreciation for its shareholders through acquiring, repositioning, redeveloping and operating multifamily apartment communities. During 2003, James C. Mastandrea became our Chairman, Chief Executive Officer and President and began assembling a new management team and board of trustees that have over 150 years of collective experience in the commercial real estate industry. Under the direction of our new management team, we have developed a business plan to acquire older, well-located, under-performing apartment communities and to increase the economic performance of these properties by investing additional capital in repositioning rehabilitating, branding and improving on-site management. We currently have entered into a purchase agreement to acquire ten apartment communities containing apartment units in Texas and Ohio that meet this investment profile.
Apartment Market Overview
      We believe that current economic, demographic and industry trends in the apartment sector favor increases in apartment occupancy rates and rents. New apartment construction peaked in the early 1970s and has not returned to those levels in the three decades that have followed. Over the same period, the inventory of apartment units has been reduced by the conversion of for-rent units into for-sale condominiums.
      While apartment supply has diminished, the numbers of retiring Americans, young Americans between the ages of 18 and 24 entering the work force and new immigrants are expected to increase over the next ten years. We believe that these demographic groups in particular are prime renters of apartments. We believe that this trend toward larger numbers of renters, when coupled with a decreasing supply of apartments units, will lead to enhanced returns for apartment sector investors.
      Many apartment properties constructed 30 or more years ago present an opportunity for value investors like us, as we believe many of these properties suffer from deferred maintenance, ineffective marketing or under-management. We hope to capitalize on these opportunities through the execution of our strategic business model of property renovation, repositioning, capital improvement, branding and modernization.

Historical and Forecasted National Apartment Data
      The following data, derived from REIS, Inc., a nationally recognized real estate market consulting and research firm, demonstrates recent economic trends and occupancy results for the United States apartment market.
      During the five-year period illustrated above, vacancy rates steadily increased and peaked in the first quarter of 2004 and have gradually declined since then. In addition, during the same period, rents generally declined from a peak in the third quarter of 2001, and then began rising in the third quarter of 2003, eventually exceeding the third quarter 2001 peak in 2005. We believe these are positive trends that point to improving fundamentals in the apartment sector.
      New completions of apartments and net absorption also provide additional insight to the performance of the apartment sector over the past five years. Net absorption, or the change in occupied units over a given period, should ideally be, in our opinion, approximately the same as the number of completed units placed into service during the same time period. When this occurs, we believe that supply and demand forces are generally in equilibrium with regard to the number and availability of units.

      The following chart provides a longer term view of the performance of the apartment sector and also provides forecasts by REIS for the next several years. As set forth below, apartment vacancies peaked most recently in 2003 and are projected to steadily decrease while effective rents for apartments are forecasted to increase from 2004 to 2009. We believe that the combination of these two trends may have a profound and positive impact on the economic performance of apartment communities in the United States and will translate, in our opinion, into greater profitability measured both in terms of total income production and net operating margin.

      The chart below compares new apartment completion to the net absorption of apartment units from 1980 through projections in 2009. Comparing the previous chart with the next one suggests that when the net absorption of new apartments exceeds new completions, vacancies decline and effective rents increase. This trend was evidenced during the period from 1992 through 1998, while the opposite effect occurred from 2001 through 2004. As set forth in the chart below, REIS projects that net absorption will exceed new completion from 2006 to 2009, which we believe indicates a favorable environment for apartment vacancies and effective rents.

      As the chart below demonstrates, apartment construction peaked in 1972. We believe that many of the properties constructed approximately 30 years ago present an opportunity for investors like us, as we believe many of these properties suffer from deferred maintenance, ineffective marketing and under-management. We hope to capitalize on these opportunities through the execution of our value-added strategy of property acquisition, renovation, repositioning, capital improvement, branding and modernization.
Demographic Statistics
      New construction has been generally stagnant in recent years and we believe that forecasted demographic trends point to an increase in the population of Americans who may be prime renters in the apartment market. According to the National Multifamily Housing Council, a nationally recognized trade association, apartment fundamentals may be favorably affected by these trends and the demand for higher density housing, such as apartments, may hit new highs by 2015, due to an influx of:

•	78 million baby boomers who are downsizing their housing requirements,

•	78 million children of the baby boomers graduating from college and entering the workforce, and

•	9 million new immigrants.
      We believe that aging Americans, at or nearing retirement, will be a likely source of renters for apartments. We believe that many of these Americans, who are commonly referred to as “empty nesters” may choose to become apartment renters for a variety of reasons that may include the desire to downsize from larger homes and realize equity from the sale of their homes, to reduce commute times or to live in a maintenance free dwelling.

      As the data above suggests, there will be nearly 37 million Americans who will be at retirement age (65 and older) in 2005. The number of new retirees will continue to grow for at least another ten years. During this period, we believe that this large shift in population demographics will benefit the apartment sector.
      As evidenced below, the number of young Americans, who we believe are also likely potential apartment residents, is expected to grow steadily and peak by 2008.

      We believe Americans between the ages of 18-24 are prime renters for apartments. We believe that residential housing prices may make home ownership initially unattainable for many younger Americans, who are increasingly burdened by financial liabilities such as higher-education debt, automobile debt and unsecured consumer credit. We also believe that the potential for higher future interest rates and stricter lending standards, two phenomena that we believe will likely materialize in the future, will further hamper younger Americans’ ability to achieve initial homeownership making them more likely apartment renters.
      We believe that the confluence of these supply and demand pressures will increase the demand for existing high density housing such as apartment communities. We hope to capitalize on these opportunities through the execution of our strategic business model of property renovation, repositioning, capital improvement, branding and modernization.
Our Operating and Growth Strategy
      We intend to enhance shareholder value through opportunistic capital investment and proactive property management of our apartment communities where we believe we can achieve higher cash flows and capital appreciation as a result of our efforts. Our strategy for achieving our goals consists of the following elements:

•	exercising discipline in acquiring apartment communities by focusing on properties with deferred maintenance and deficient capital investment,

•	repositioning acquired apartment communities by upgrading the appearance and amenities of the communities, establishing a brand name and improving responsiveness of on-site management,

•	leveraging our senior management team and board of trustees’ experience and contacts within the commercial real estate industry to oversee and execute our acquisition strategy,

•	implementing a progressive and proactive property management approach that utilizes streamlined information technologies and controls,

•	if appropriate and economically feasible within our level of risk tolerance, converting apartment communities into condominiums, and where available, developing land adjacent to our apartment communities for additional apartment units, condominiums, single family housing or other opportunistic real estate projects,

•	focusing our investments in markets that we believe have favorable demographics to support growth in occupancy and rental rates,

•	utilizing financial leverage to enhance returns on shareholders’ equity, and

•	periodically recycling capital through opportunistic sales or recapitalizations of apartment communities.
Repositioning our Assets
      We believe that by making capital improvements, refurbishments and upgrades to under-performing apartment communities we can reposition those communities within their respective marketplaces to effectively compete with other multifamily properties that have substantially higher rental rates. By upgrading these apartment communities, we seek to narrow the average rent spread between our target acquisitions and other properties within their respective markets.
      Prior to making an acquisition, we intend to conduct an extensive analysis to identify any deficiencies in the physical structure, environment, compliance, appearance, condition and overall amenities of the property compared with those of other properties within the local market. After making the acquisition, we will selectively, where we believe the investment is justified, refurbish the exterior appearance, add security and privacy fencing, upgrade entryways and individual units, including kitchens and baths, and add or refurbish amenities such as pools, workout facilities, clubhouses, common gathering areas, landscaping and parking. As part of our renovation and rehabilitation strategy, we will also improve and enhance our communities by acquiring and developing adjacent vacant land for apartment expansions or additions, condominiums, single family housing or other real estate projects.
Our Acquisition Criteria
      We expect to acquire at a discount to replacement cost, fee, leasehold, mortgage or other interests in well-located, under-performing apartment communities. We will attempt to identify those submarkets with job growth opportunities and demand demographics that support potential long-term value appreciation for our properties. We seek to identify and acquire apartment communities with the following characteristics:

•	significant potential for increases in the number of tenant leases and the potential for increased rental rates,

•	deferred maintenance with potential for physical upgrades, refurbishment, added amenities or renovations,

•	locations in markets currently in transition or recovery with favorable long-term job growth and supply/demand demographics, which may allow for increased occupancy or rental rates,

•	availability of adjacent vacant land that can be used to build additional units, or develop for-sale single family houses or condominiums,

•	potential for future sale or disposition, including conversion to condominiums,

•	under-capitalized or non-strategic ownership,

•	historic mismanagement or under-management,

•	under-valued compared with other properties within their market,

•	barriers to additional or replacement projects, and

•	overlooked by major public and private institutional holders of apartment properties.
      We will initially favor the midwestern, southeastern and southwestern regions of the United States particularly where we perceive there to be the potential to acquire properties that we believe we can enhance the value of the properties through the execution of our strategy. However, we will not limit our acquisitions to any particular individual geographic markets or submarkets. Moreover, we will not restrict our acquisitions to certain locations in markets or submarkets, as we may find value-adding investment opportunities in large metropolitan areas, suburban submarkets, smaller cities or rural locations.
Acquisition Structures We May Use
      We may utilize a number of different acquisition structures in order to maximize our financing opportunities, effectively utilize our capital and manage our tax exposure. Our acquisition structures may include:

•	purchasing the underlying fee interest in multifamily properties,

•	acquiring interests in an entity owning multifamily properties,

•	forming joint ventures for property and portfolio acquisitions,

•	acquiring leasehold interests in multifamily properties, and

•	acquiring mortgages secured by multifamily properties, with a view towards acquiring the underlying property.
      In any of these structures, we may exchange units of our Operating Partnership for acquisitions of multifamily properties in order to permit sellers to dispose of assets in a tax efficient manner. For example, property owners with a low federal income tax basis in their properties may exchange their real estate for units of our operating partnership. The Operating Partnership units may be converted into our common shares, at which time the former property holder would recognize capital gain which is more easily managed through the timing of the exercise and subsequent sale of those common shares on the open market.
Financing Strategy
      We intend to use both equity and debt financing to acquire our properties. We are not limited in the amount of leverage that we may have. However, we expect to manage our operations so that our aggregate borrowings, secured and unsecured, will be reasonable in relation to the value of the apartment communities that we own. At this time, we expect that our debt will average 60 to 65% of the market value of our apartment communities. When interest rates on mortgage loans are high or financing is otherwise unavailable on terms that are satisfactory to us, we may purchase certain properties for cash with the intention of obtaining a mortgage loan for a portion of the purchase price at a later time. We have no limits on the amount we may invest in any single multifamily property or on the amount we can borrow for the purchase of any property.
      By operating on a leveraged basis, we will have more funds available for investment in properties. These additional funds will allow us to make more investments than would otherwise be possible, resulting in a more geographically diversified portfolio. From time to time, depending on market conditions, we may choose to refinance our debt. The benefits of the refinancing may include an increase in cash flow resulting from reduced debt service requirements and longer amortization periods, an increase in distributions from proceeds of the refinancing and an increase in property ownership and purchase of additional property if refinancing proceeds are reinvested in real estate.
Proposed Acquisition
      After spending considerable time and resources reviewing potential acquisitions, including a portfolio of 60 apartment communities valued at $500 million and an affordable housing portfolio consisting of 350 apartment communities valued at over $1 billion, we entered into a definitive purchase agreement to acquire, for an aggregate purchase price of $64.7 million, ten apartment communities containing a total of 1,478 apartment units located in Texas and Ohio. At closing, we intend to pay a cash amount equal to the purchase less any outstanding debt on the acquired properties. As of September 30, 2005, the principal amount of this debt totaled $33.4 million. We have made a preliminary decision to repay in full all of the debt, with the exception of the debt associated with the Gardens of Victoria property, which we will acquire subject to its existing debt. However, we reserve the right to retain any portion of the debt outstanding on the properties in the New Portfolio rather than repay it and to refinance the properties in the New Portfolio at any time. Our only other debt obligation totaled $2.7 million at September 30, 2005, and was secured by a mortgage on our Richton Trail property.
      The New Acquisition is subject to our completion of due diligence, obtaining financing and other customary closing conditions. We intend to retain the experienced team of approximately 40 individuals that presently manages the New Portfolio. We will also acquire the accounting and management systems for each of the communities in the New Portfolio.
Operating Structure and Management
      We intend to create ten separate limited partnerships, each of which will hold title to one of the properties in the New Portfolio. Each of the limited partnerships will be owned 1% by our wholly-owned subsidiary as general partner and 99% by our Operating Partnership, of which we effectively will own 100% of the outstanding equity interests immediately after the closing of this offering. We may utilize our Operating Partnership to acquire additional apartment communities in the future.
      As we grow, we intend to open regional offices to manage and lease our apartment communities. As we intend to do with the New Acquisition, when we acquire portfolio properties, we may incorporate the existing management and leasing staffs into our operations. Our accounting, information technology, financing and capital disbursements decisions will be centralized at our corporate headquarters.

OUR PROPERTIES
      We own and operate multifamily apartment communities. Currently, the Richton Trail Operating Partnership owns Richton Trail, a 72 unit apartment community located in a suburb of Chicago. With the proceeds of this offering we intend to purchase the New Portfolio, consisting of ten apartment communities containing a total of 1,478 apartment units located in Texas and Ohio.
General
      Our ownership of Richton Trail is fee simple (we own the land and the building), subject to a mortgage, and we intend to acquire the New Portfolio in fee simple as well. We plan to use a portion of the proceeds of this offering to retire the debt on the New Portfolio, except the existing mortgage on the Gardens of Victoria. As is typical for apartment units, our lease terms generally range from six to 12 months.
      We believe the apartment communities are or will at the time of acquisition be adequately covered by insurance. Each apartment community will have a limit on coverage determined by us and our insurance company. Depreciation expense on our apartment communities is computed using the straight line method based on a useful life of 40 years.
      The following table provides an overview of information about Richton Trail and the New Portfolio:

				Occupancy
				Rate at		Rentable	Average Rental Rate
		Year	Number	September 30,		Square	per Unit at
Name of Community	Location	Constructed	of Units	2005		Feet	September 30, 2005

Currently Owned
Richton Trail	Richton Park, IL	1978, 1979 and 1982	72	96%		56,040	$735
To be Acquired
Cedar Ridge	Baytown, TX	1981	276	95		222,332	554
Chasewood	Amarillo, TX	1984	224	91		174,832	596
Fountain Park	Stafford, TX	1969	176	91		147,952	586
Gardens of Victoria	Victoria, TX	1984	66	98		54,668	582
Millcreek	Wharton, TX	1982	108	96		95,184	523
Oakwood	Lake Jackson, TX	1974	153	95		120,612	404
Pleasant Ridge Villas	Arlington, TX	1983	63	97		57,500	679
Woodside Villas	Irving, TX	1968	196	89		192,275	601
Chapel Hill	Kettering, OH	1968	120	86		106,050	525
St. Charles Court	N. Canton, OH	1964	96	66		74,835	368

Totals/ Averages			1,550	91	%*	1,302,280	$554	*

*	Weighted averages based on number of units.
      The following information provides a more detailed property description, competitive information and other data in connection with our currently owned property, Richton Trail.
Richton Trail Apartments — Richton Park, Illinois
      The Property. Richton Trail is located at 4522 Heartland Drive in Richton Park, Illinois, a southern suburb of Chicago, and its communities were built in 1978, 1979 and 1982. Richton Park consists of 72 apartment units situated on a 3.2 acre site and contains 12 three-story apartment buildings. The buildings are constructed with brick and roofs are asphalt shingles.

      Tenant amenities include patio or balcony and laundry rooms in each building. Each unit features a full kitchen appliance package, wall-to-wall carpeting, additional storage space and an air conditioning unit.
      Market Information. Richton Park has a population of 13,000. Significant employers include the retail, healthcare and service sectors.
      There are six competing apartment communities containing an aggregate of 1,495 units within three miles of Richton Trail.
      Debt. As of September 30, 2005, the principal amount of the mortgage on Richton Trail was $2.7 million with a fixed interest rate of 5.87% for a term of ten years with monthly principal and interest payments of approximately $18,000 based on a 25-year amortization schedule. The balance due at maturity in 2013 will be $2.1 million. The mortgage may be prepaid in whole, but not in part, without penalty, during the last 90 days of the term of the mortgage.
      The following information provides more detailed property descriptions, competitive information and other data in connection with the properties within the New Portfolio.
Cedar Ridge Apartments — Baytown, Texas
      The Property. The Cedar Ridge Apartments are located at 2900 West Baker Road in Baytown, Texas and were built in 1981. Cedar Ridge consists of 276 apartment units situated on a 12.5 acre site and contains 25 two-story apartment buildings. The buildings are wood frame with wood and masonry exterior siding and pitched roofs with composite shingles.
      Tenant amenities include a clubhouse with exercise room, four swimming pools, two lighted tennis courts, playground and four laundry facilities. Each unit features a standard kitchen appliance package, kitchen pantry, wood burning fireplace, patio or balcony, washer/dryer connections and air conditioning.
      Market Information. The City of Baytown, with a population of 66,000, is located 30 miles east of Houston along the Houston Ship Channel which provides access to the Port of Houston, one of the world’s major ports. Significant employers in Baytown include the petroleum, education, healthcare and manufacturing sectors.
      There are six competing apartment communities containing an aggregate of 1,349 units within two miles of Cedar Ridge.
Chasewood Apartments — Amarillo, Texas
      The Property. The Chasewood Apartments are located at 3420 South Coulter in Amarillo, Texas and were built in 1984. Chasewood consists of 224 apartment units situated on an 8.1 acre site and contains 18 two and three-story buildings. The buildings are wood frame with brick veneer. Roofs on all buildings are pitched with asphalt composite shingles.
      Tenant amenities include a clubhouse, laundry facilities, swimming pool, jacuzzi, sport court, picnic area and covered parking. Each unit features a full kitchen appliance package including refrigerator with icemaker, washer/dryer connections, ceiling fans, walk-in closets, a wood burning fireplace or entertainment center, wall-to-wall carpeting, outside storage area, patio or balcony and air conditioning.
      Market Information. Amarillo is located in the Texas panhandle and has a population of 174,000. Significant employers in Amarillo include the manufacturing, food processing and distributing, healthcare, corrections, education and retail sectors.
      There are seven competing apartment communities containing an aggregate of 1,546 units within three miles of Chasewood.

Fountain Park — Stafford, Texas
      The Property. The Fountain Park Apartments are located at 12525 South Kirkwood in Stafford, Texas and were built in 1970. Fountain Park consists of 176 units located on a 5.9 acre site and contains four two-story buildings, configured to form four interior courtyards. Building exteriors are brick with wood trim. Roofs on all buildings are pitched with asphalt composite shingles.
      Tenant amenities include an activity center, two swimming pools, fitness center, playground, baseball and soccer field, three laundry facilities, carports and access gates with remote controls. Each unit features a full kitchen package, wall-to-wall carpeting, ceiling fans, walk-in closets and air conditioning.
      Market Information. The City of Stafford, with a population of 16,000, is located within the greater Houston metropolitan area and adjacent to the town of Sugar Land. Significant employers in Stafford include the manufacturing, retail, education and healthcare sectors.
      There are eight competing apartment communities containing an aggregate of 2,189 units within three miles of Fountain Park.
Gardens of Victoria Apartments — Victoria, Texas
      The Property. The Gardens of Victoria Apartments are located at 313 Williamsburg Avenue in Victoria, Texas and were built in 1983. The Gardens of Victoria were originally designed and marketed as a condominium community, but since inception have been owned and operated as a for-rent apartment community. The property consists of 66 units located on a 6.3 acre site and contains nine two-story buildings. The buildings are constructed of brick with wood trim. Roofs on all buildings are pitched with asphalt composite shingles.
      Tenant amenities include a clubhouse, swimming pool, basketball court, picnic area and carports. Each unit features a patio or balcony, ceiling fans, washer/dryer hookup, fireplace, storage room and air conditioning.
      Market Information. The City of Victoria, the county seat for Victoria County, has a population of 61,000. Significant employers in Victoria include the education, healthcare, plastics, petroleum and petrochemicals sectors.
      There are nine competing apartment communities containing an aggregate of 408 units within three miles of the Gardens of Victoria.
Millcreek Apartments — Wharton, Texas
      The Property. The Millcreek Apartments are located at 1823 Stadium Road in Wharton, Texas and were built in 1982. Millcreek consists of 108 garden-style apartment units situated on a 5.8 acre site and contains nine two-story apartment buildings. The buildings are wood frame with brick veneer exterior walls and pitched composition shingle roofs.
      Tenant amenities include a swimming pool, playground, central laundry room, exercise room and 36 carports. Each unit features a standard kitchen appliance package, ceiling fan, patio or balcony, washer/dryer connections (in all but four units) and air conditioning. Some units also include a fireplace.
      Market Information. The City of Wharton is situated on the banks of the Colorado River and located 60 miles southwest of Houston. Wharton has a population of 9,000 and is the county seat of Wharton County. Significant employers in Wharton include the healthcare, education, manufacturing and retail sectors.
      There are three competing apartment communities containing an aggregate of 244 units within two miles of Millcreek.

Oakwood Apartments — Lake Jackson, Texas
      The Property. The Oakwood Apartments are located at 905 State Highway 332 West in Lake Jackson, Texas and were built in 1974. Oakwood consists of 153 garden-style apartment units located on a 6.3 acre site and contains 17 two-story buildings, generally characterized by brick, wood and stucco exterior walls with flat roofs.
      Tenant amenities include a clubroom, swimming pool, playground, two laundry rooms and carports. Units feature a standard kitchen appliance package, patio or balcony, ceiling fans (in most units), washer/dryer connections (in all but the one-bedroom units) and air conditioning.
      Market Information. The City of Lake Jackson is located 50 miles south of Houston and has a population of 26,000. Significant employers for Lake Jackson include the chemical, corrections, education and retail sectors.
      There are six apartment communities containing an aggregate of 1,074 units within three miles of the Oakwood Apartments.
Pleasant Ridge Villas — Arlington, Texas
      The Property. The Pleasant Ridge Villas are located at 4202 Pleasant Villa Drive in Arlington, Texas and were built in 1984. Pleasant Ridge originally designed and marketed as a condominium community, consists of 63 apartment units situated on a 3.9 acre site and contains 16 single-story garden-style apartment buildings. The buildings are constructed of brick with wood trim. Roofs on all buildings are pitched with asphalt composite shingles.
      Tenant amenities include a swimming pool with a hot tub and whirlpool. Each unit features a standard appliance package including microwave oven, fireplace, full size washer and dryers, separate shower and bathtubs and air conditioning.
      Market Information. The City of Arlington has a population of 333,000 and is 15 miles west of Dallas and 15 miles east of Fort Worth. Major employers in Arlington include the education, hospitality and tourism, manufacturing and retail sectors.
      There are seven competing apartment communities containing an aggregate of 1,682 units within three miles of the Pleasant Ridge Villas.
Woodside Villas Apartments — Irving, Texas
      The Property. The Woodside Villas Apartments are located at 3429 West Rochelle Road in Irving, Texas and were built in 1968. Woodside consists of 195 apartment units situated on a 6.7 acre site and contains 21 two and three-story apartment buildings. The buildings feature brick veneer and wood accents and trim. The roofs are flat with composition shingles and mansard overhangs.
      Tenant amenities include an office, three swimming pools and four laundry facilities. Units generally feature a full kitchen appliance package, walk-in closets, security alarm, ceiling fans, patio or balcony, kitchen pantry, wall-to-wall carpeting and air conditioning. Some units also include washer/dryer connections.
      Market Information. The City of Irving is located between Dallas and Fort Worth. It is six miles to the east of the Dallas/Fort Worth International Airport and 12 miles west of downtown Dallas. The city’s population is 192,000. The property is located within two miles of Las Colinas, which serves as a location for a number of national headquarters. Significant employers in Irving include the service, retail, and healthcare sectors.
      There are seven competing apartment communities containing an aggregate of 1,984 units within two miles of the Woodside Villas.

Chapel Hill Apartments — Kettering, Ohio
      The Property. The Chapel Hill Apartments are located at 2250 David Road East in Kettering, Ohio and were built in 1968. Chapel Hill consists of 120 apartment units situated on a 10.0 acre site and contains nine two-story apartment buildings. The buildings consist of wood frames with brick and wood siding exteriors and shingle covered pitched roofs.
      Tenant amenities include a swimming pool and laundry rooms. Each unit features a full kitchen appliance package, wall-to-wall carpeting, patio or balcony and air conditioning. Other features in some units include walk-in closets and storage units.
      Market Information. The City of Kettering is a suburb of Dayton located five miles south of Dayton’s central business district. The city’s population is 57,000. Major employers in Kettering include the military, retail, manufacturing and healthcare sectors.
      There are six competing apartment communities containing an aggregate of 156 units within three miles of Chapel Hill.
St. Charles Court Apartments — Canton, Ohio
      The Property. The St. Charles Court Apartments are located at 1801-1809 Spring Avenue and 510-512 19th Street in Canton, Ohio and were built in 1964. St. Charles Court consists of 96 apartment units situated on a 2.3 acre site and contains four three-story apartment buildings. The buildings consist of concrete block walls with brick veneering and asphalt shingled covered mansard roofs. Each building has a common laundry facility and each unit features a full kitchen appliance package, patio or balcony, wall-to-wall carpeting and an air conditioning unit.
      Market Information. The City of Canton is the county seat for Stark County and has a population of 81,000. Major employers in Canton include the manufacturing and retail sectors.
      There are five competing apartment communities containing an aggregate of 436 units within three miles of St. Charles Court.
Our Repositioning Strategy for the New Portfolio
      We will use a portion of the proceeds of this offering to renovate, repair and upgrade all of the properties within the New Portfolio. We may make one or more of the following capital improvements to the properties:

•	repair or renovate roofing,

•	replace exterior siding,

•	upgrade or add amenities, which may include fitness facilities, clubhouses, common areas, playground equipment, lighting, landscaping, sidewalks and curbs,

•	renovate or add parking facilities, which may include covered parking,

•	add or upgrade fencing, security and access control features,

•	invest in management information systems, and

•	renovate bathrooms and kitchens and as necessary, replace appliances and fixtures.
      We may also convert one of the properties, Pleasant Ridge, into for-sale condominiums. The community was originally constructed as a condominium project in 1984, and we believe that the physical dimensions and layout of the property, as well as current market conditions, favor a conversion to for-sale condominiums. Furthermore, we may develop the adjacent land at the Gardens of Victoria property for additional apartment units or single family homes.

MANAGEMENT
      The names, ages and positions of our trustees, executive officers and key employees are as follows:

Name	Age	Position

James C. Mastandrea	62	Chairman of the Board of Trustees, Chief Executive Officer and President
John J. Dee	54	Senior Vice President, Chief Financial Officer and Trustee
David R. Folsom	40	Vice President, Capital Markets
Daryl J. Carter	50	Trustee, member of the Audit Committee and member and Chairman of the Management, Organization and Compensation Committee
Daniel G. DeVos	47	Trustee, member of the Audit Committee and member of the Management, Organization and Compensation Committee
Paul T. Lambert	53	Trustee, member of the Audit Committee and member of the Management, Organization and Compensation Committee
Michael T. Oliver	62	Trustee, member, Chairman and Financial Expert to the Audit Committee and member of the Management, Organization and Compensation Committee
      James C. Mastandrea has served as Chairman of the Board of Trustees, Chief Executive Officer and President since 2003. In May 1998, Mr. Mastandrea returned as Chairman and Chief Executive Officer to MDC Realty Corporation, which he founded in 1978 and had used for the development of over $500 million of real estate projects through 1993. From January 1994 until his departure in May 1998, he was Chairman of the Board of Trustees and Chief Executive Officer of First Union Real Estate Investments, a NYSE-listed real estate investment trust. Mr. Mastandrea also served as President of First Union from July 1993 until December 1993. During his tenure at First Union, Mr. Mastandrea and his management team substantially grew the assets of the company from $495 million at the beginning of 1994 to $1 billion at the beginning of 1998, along with commensurate growth in net operating income and funds from operations. Mr. Mastandrea has been the general partner of Hampton Court Associates, L.P. since its formation in 1983. In 1999, Mr. Mastandrea formed Eagle’s Wings Aviation Corporation and served as its Chief Executive Officer, to purchase a troubled aviation services business. At the time of the purchase, the business was in default on its debt obligations. Following the September 11, 2001 terrorist attacks, the business was further adversely affected. In March 2002, Eagle’s Wings filed for protection under Chapter 11 of the federal bankruptcy laws. Mr. Mastandrea is a director of Cleveland State University Foundation Board and Chairman of the nominating committee and a director and a member of the real estate committee of University Circle Inc. and a member of the Calvin Business Alliance Board, Calvin College, Grand Rapids, Michigan. He is a member of National Association of Real Estate Investment Trusts (NAREIT), Pension Real Estate Association (PREA) and the National Multifamily Housing Association (NMHA).
      John J. Dee has served as a trustee, Senior Vice President and Chief Financial Officer since 2003. Prior to joining Paragon, from 2002 to 2003, Mr. Dee was Senior Vice President and Chief Financial Officer of MDC Realty Corporation. From 2000 to 2002, Mr. Dee was Director of Finance and Administration for Frantz Ward, LLP, a Cleveland-based law firm with approximately 100 employees. From 1978 to 2000, Mr. Dee held various management positions with First Union Real Estate Investments (NYSE), most recently as Senior Vice President and Chief Accounting Officer from 1996 to 2000. Mr. Dee is licensed as a CPA (non-practicing) in the State of Ohio.
      David R. Folsom joined Paragon in 2005 as Vice President, Capital Markets, with the responsibility of coordinating and raising capital in both the private and public capital markets. Previously, from 2001 to 2005, Mr. Folsom was an investment banker with the regional firm of BB&T Capital Markets, in Richmond,

Virginia, where he served in the Corporate Finance, Real Estate Securities and Debt Capital Markets Groups. At BB&T, Mr. Folsom participated in the firm’s execution of over 70 underwritings and financial advisory transactions, including lead managed and co-managed offerings of equity, preferred stock and fixed income securities across a wide array of industries and sectors. Prior to joining BB&T, Mr. Folsom served for over 10 years as a commissioned U.S. Marine Corps Officer, where he held a variety of leadership and staff positions and served overseas in a variety of capacities. He is a veteran of the first Gulf War.
      Daryl J. Carter has served as a trustee since 2003. Mr. Carter is Co-Chairman and Chief Investment Officer of Capri Capital, an affiliated company of Charter Mac Mortgage Capital. Capri Capital is a diversified real estate financial services firm that Mr. Carter co-founded in 1992. Capri Capital has $7 billion in assets under management, including investments in commercial mortgages, mezzanine capital and equity investments in Fannie Mae, Freddie Mac and HUD/ FHA programs, along with equity and mezzanine capital investments on behalf of various public, private and labor funds. Mr. Carter serves as a Director of Catellus Development Corporation (NYSE), a publicly traded real estate investment trust. Mr. Carter is a member of the Pension Real Estate Association, a Trustee and Vice Chairman of the Urban Land Institute, a Board Member and Chair of the Finance Committee of the National Multifamily Housing Association and a member of the Commercial Board of Governors of the Mortgage Bankers Association.
      Daniel G. DeVos has served as a trustee since 2003. Mr. DeVos is Chairman of the Board and Chief Executive Officer of DP Fox Ventures, LLC, a diversified management enterprise with investments in real estate, transportation and sports teams. In addition, Mr. DeVos is the majority owner of the Grand Rapids Rampage, Grand Rapids Griffins and has ownership interests in the Orlando Magic. Mr. DeVos is a director of Alticor, Inc., the parent of Amway Corporation, located in Ada, Michigan and the Orlando Magic. From 1994 to 1998, Mr. DeVos served as a trustee of First Union Real Estate Investments (NYSE).
      Paul T. Lambert has served as a trustee since 1998. Mr. Lambert serves as the Chief Executive Officer of Lambert Capital Corporation. He served on the Board of Directors and was the Chief Operating Officer of First Industrial Realty Trust, Inc. (NYSE) from its initial public offering in October 1994 to the end of 1995. Mr. Lambert was one of the largest contributors to the formation of First Industrial and one of its founding shareholders. Prior to forming First Industrial, Mr. Lambert was managing partner for The Shidler Group, a national private real estate investment company. Prior to joining Shidler, Mr. Lambert was a commercial real estate developer with Dillingham Corporation and, prior to that, was a consultant with The Boston Consulting Group.
      Michael T. Oliver has served as a trustee since 2003. Mr. Oliver was the State Investment Officer of Real Estate and Private Equity Investments of the Alaska State Pension Board of the Alaska State Pension Fund, Juneau, Alaska from August 2000 through September 2005. Prior to joining the Alaska State Pension Board, Mr. Oliver was a consultant to MPAC Capital Markets from March 1998 to July 2000 and a consultant to several Asian governments concerning laws governing REITs. From 1996 to March 1998, Mr. Oliver was Chairman of RERC Capital Markets, LLC. From March 1987 to February 1996, he was Chairman of Heitman/ PRA Securities Advisors, Inc. and President of its real estate fund. Prior to March 1987 and since 1967, Mr. Oliver held positions at real estate companies raising capital and making direct investments in real estate and at investment banking firms analyzing real estate companies and raising capital.
      Our board of trustees has determined that none of Messrs. Carter, DeVos, Lambert and Oliver have a material relationship with Paragon that would interfere with the exercise of independent judgment and are independent as defined by the applicable rules of Amex.

DESCRIPTION OF COMMON SHARES
      Our declaration of trust provides that we are authorized to issue 100 million common shares, par value $0.01 per share, and 10 million preferred shares, par value $0.01 per share. After giving effect to the reverse stock split, there will be [                    ] common shares outstanding held of record by [                    ] shareholders.
Voting Rights
      The holders of our common shares are entitled to one vote per share on all matters to be voted upon by our shareholders, including the election of trustees and do not have the right to vote cumulatively. However, under restricted share agreements, Mr. Mastandrea has the right to appoint five trustees to our board as long as Paragon Real Estate Development, LLC owns either:

•	a majority of the preferred shares, or

•	[ ] common shares and 64,564 preferred shares which represent 40% of the sum of certain common and preferred shares issued to Mr. Mastandrea and Mr. Dee.
      Even if these conditions are not met, Mr. Mastandrea’s appointment right will continue until March 4, 2013. Moreover, if Mr. Mastandrea remains as our Chairman or Chief Executive Officer on March 4, 2013, he has the ongoing right to appoint five trustees to the board for as long as he serves as our Chairman or Chief Executive Officer.
Dividends
      The holders of our common shares are entitled to ratably receive share dividends, if any, as may be declared from time to time by our board of trustees out of funds legally available for that purpose. We have not declared or paid dividends on our common shares since the fourth quarter of 1999. However, we intend to pay cash dividends on our common shares as soon as our board of trustees determines it is practical after the closing of the New Acquisition. Payment of future cash dividends, if any, and the amounts thereof will be dependent upon our earnings, financial requirements and other factors deemed relevant by our board of trustees. There is no assurance that we will commence paying cash dividends, when we will begin paying cash dividends or as to the amount of the cash dividends. Our common shareholders are not entitled to dividends and obtain no special rights if dividends are not paid.
Liquidation Rights
      In the event of our liquidation, dissolution or winding up, our common shareholders receive ratably any net assets that remain after payment to the preferred shareholders has been made.
Other
      Our common shares are not convertible into any other security and do not have any preemptive rights. All of our outstanding common shares are fully paid and nonassesable.
Restrictions on Ownership and Transfer
      Although we are not currently a REIT, our declaration of trust contains restrictions on the ownership and transfer of our common shares from when we were a REIT and these provisions continue to apply. The relevant sections of our declaration of trust provide that, subject to the exceptions described below, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Tax Code, the lesser of 3% of the total value of all classes of our outstanding shares, 9.9% of the total combined voting power of all classes of our outstanding shares, or 9.9% of the total number of all classes of our outstanding shares. We collectively refer to these restrictions as the ownership limit.
      The constructive ownership rules under the Tax Code are complex and may cause shares owned actually or constructively by a group of related individuals or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than the ownership limit by an individual or entity, could, nevertheless cause that individual or entity, or another individual or entity, to own constructively in excess of the ownership limit and thereby become subject to the applicable restrictions described below.
      Pursuant to our declaration of trust, if any purported transfer of our common shares or any other event would otherwise result in any person violating the ownership limit or such other limit as permitted by our board of trustees, then the purported transfer will be void as to the number of shares in excess of the ownership limit. The shares in excess of the ownership limit will be automatically transferred to, and held by, a trust for the exclusive benefit of a beneficiary named by the board of trustees or, in the event the board fails to name a beneficiary, the Salvation Army of the United States.
      The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. Any dividend or other distribution paid on these shares will be held in trust for the benefit of the beneficiary.
      Our board of trustees, upon receipt of a ruling from the Internal Revenue Service or an opinion from counsel stating that the ownership limit will not be violated, may waive the ownership limit, if such person or entity:

•	is an underwriter which participates in a public offering of the shares for a period of 90 days following the purchase by such underwriter, or

•	is not a personal holding company as defined in Section 542(a)(2) of the Tax Code.
      From time to time, our board may increase or decrease the ownership limit requirements of our common shares, provided that any modification cannot allow five shareholders to beneficially own more than 50% of all of our classes of outstanding shares.
      Our declaration of trust further prohibits:

•	any person from beneficially owning our common shares that would result in us being “closely held” under Section 856(h) of the Tax Code, and

•	any person from transferring our common shares if such transfer would result in our common shares being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).
      Any person who acquires or attempts or intends to acquire beneficial ownership of our common shares that will or may violate any of the restrictions on transferability and ownership described above will be required to give notice immediately to us and provide us with any other information we may request in order to determine the effect of the transfer.
      Any beneficial owner or constructive owner of more than 1%, or such lower percentage as required under the Tax Code, of our common shares must, within 30 days after each January 1 and June 30 of each year, provide us with information regarding their ownership of such shares. In addition, any person or entity that is a beneficial owner or constructive owner of our common shares must, on request, disclose to us in writing any information we may request in order to determine the effect, if any, of the shareholder’s actual and constructive ownership of our common shares to ensure compliance with the ownership limit, or as otherwise permitted by our board of trustees.
      These ownership limits could delay, defer or prevent a transaction with us or a change of control of Paragon that might involve a premium price for our common shares or otherwise be in the best interest of our shareholders.
Material Provisions of Our Declaration of Trust and Bylaws
      The number of trustees on our board may be increased or decreased by the trustees but may not be fewer than three; provided, however, that a reduction in the number of trustees cannot cause the removal of any current trustee from office prior to the expiration of his or her term. Currently, our declaration of trust provides that our board of trustees is divided into three classes. Trustees of each class are chosen for three-year terms upon the expiration of their current terms and each year one class of trustees will be elected by the shareholders, subject to the right by Mr. Mastandrea to appoint trustees to our board.
      According to our declaration of trust, we have elected to become subject to Subtitle 8 of Title 3 of the General Corporation Law of the State of Maryland, or MGCL, which provides that any vacancy on our board resulting from an increase in size of the board, or the death, resignation, or removal of a trustee may be filled only by the affirmative vote of a majority of the remaining trustees in office, even if the remaining trustees do not constitute a quorum.
      Our declaration of trust provides that a trustee may be removed only for cause (as defined in the declaration) at a meeting of the shareholders called for that purpose and only by the affirmative vote of a two-thirds majority of the votes of the shareholders entitled to be cast in the election of trustees. This provision, when coupled with our June 30, 2004 amendment to the declaration of trust authorizing our board of trustees to fill vacant trusteeships, precludes shareholders from removing incumbent trustees as described above and filling the vacancies with their own nominees.
      Our declaration of trust and bylaws authorize our board of trustees to classify and reclassify any unissued shares of our common shares or preferred shares into other classes or series of shares. Prior to issuance of shares of each class or series, our board of trustees is required by the MGCL and by our declaration of trust to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Therefore, our board of trustees could authorize the issuance of shares of another class or series of preferred shares with terms and conditions which also could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common shares or otherwise be in their best interest.
      We believe that the power to issue additional common shares or preferred shares and to classify or reclassify unissued common shares or preferred shares and then to issue the classified or reclassified shares provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. These actions can be taken without shareholder approval, unless shareholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although we have no present intention of doing so, we could issue a class or series of shares that could delay, defer or prevent a transaction or a change in control of Paragon that might involve a premium price for common shareholders or otherwise be in their best interest.
Indemnification of Officers and Directors
      As permitted by the MGCL, our declaration of trust requires indemnification of our trustees and officers from liability to the fullest extent permitted by law. Insofar as indemnification for liabilities arising under the Securities Act of 1933, or Securities Act, may be permitted to trustees, officers or control persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Amendments to Our Declaration of Trust
      Our declaration of trust, including its provisions on classification of our board of trustees and removal of trustees, may be amended only by the approval of the board and with the affirmative vote of the shareholders holding a majority of the shares entitled to vote on the matter.
Anti-Takeover Provisions
      Certain provisions of the MGCL could discourage, make more difficult, delay or prevent a change in control of Paragon without the support of our board of trustees or without meeting various other conditions. These provisions and laws, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions and laws are also designed to encourage persons seeking to acquire control of the company to first negotiate with our board of trustees. We believe the benefits of requiring the proponent of an unfriendly or unsolicited takeover proposal to negotiate with our board of trustees outweigh the disadvantages of discouraging such proposals because such negotiations could result in more favorable terms for us and our shareholders.
      Maryland Business Combination Statute. Under the MGCL, “business combinations” between a Maryland trust and an interested shareholder or an affiliate of an interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An “interested shareholder” is defined as:

•	any person who beneficially owns 10% or more of the voting power of our common shares, or

•	an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding voting shares.
      A person is not an interested shareholder under the statute if the board approved in advance the transaction by which the person otherwise would have become an interested shareholder. However, in approving a transaction, the board of trustees may provide that approval of the transaction is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of trustees.
      After the five-year prohibition, any business combination between the Maryland trust and an interested shareholder generally must be recommended by the board of trustees and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding voting shares of the trust voting together as a single group, and

•	two-thirds of the votes entitled to be cast by holders of voting shares of the trust other than shares held by the interested shareholder with whom or with whose affiliate the business combination is to be affected or held by an affiliate or associate of the interested shareholder.
      These super-majority vote requirements do not apply if our common shareholders receive a minimum price, as defined under the MGCL, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for his shares.
      The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of trustees before the time that the interested shareholder becomes an interested shareholder.
      Maryland Control Share Acquisition Statute. Provisions in the MGCL that provide that control shares of a Maryland trust acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers of the trust or by trustees who are employees of the trust are excluded from shares entitled to vote on the matter.
      Control shares are voting shares which, if aggregated with all other shares owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing trustees within one of the following ranges of voting power:

•	one-tenth or more but less than one-third,

•	one-third or more but less than a majority, or

•	a majority or more of all voting power.

      Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions. A person who has made or proposes to make a control share acquisition may compel the board of trustees to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the trust may itself present the issue of voting rights of the shares at any shareholders meeting.
      If voting rights are not approved at the meeting or if the acquiring person does not deliver a statement as required by the statute, then the trust may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the trust to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of shareholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a shareholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.
      The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the trust is a party to the transaction, or to acquisitions approved or exempted by the charter or bylaws of the trust.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
General
      The following summary of material United States federal income tax consequences that may be relevant to a holder of our securities is based on current law, is for general information only and is not intended as tax advice. The following discussion, which is not exhaustive of all possible tax consequences, does not include a detailed discussion of any state, local or foreign tax consequences. Nor does it discuss all of the aspects of federal income taxation that may be relevant to prospective holders of our securities in light of their particular circumstances or to certain types of holders (including insurance companies, pension plans and other tax-exempt entities, financial institutions or broker-dealers, foreign corporations, persons who are not citizens or residents of the United States and persons holding securities as part of a conversion transaction, a hedging transaction or as a position in a straddle for tax purposes) who are subject to special treatment under the federal income tax laws.
      The statements in this discussion are based on, and qualified in their entirety by, current provisions of the Tax Code, existing, temporary and currently proposed Treasury Regulations under the Tax Code, the legislative history of the Tax Code, existing administrative rulings and practices of the IRS and judicial decisions. No assurance can be given that legislative, judicial or administrative changes will not affect the accuracy of any statements in this discussion with respect to transactions entered into or contemplated prior to the effective date of such changes. Any such change could apply retroactively to transactions preceding the date of the change. We do not plan to request any rulings from the IRS concerning our tax treatment and the statements in this discussion are not binding on the IRS or any court. Thus, we can provide no assurance that these statements will not be challenged by the IRS or that such challenge will not be sustained by a court.
      THIS DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. EACH PROSPECTIVE PURCHASER OF SECURITIES IS ADVISED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF COMMON SHARES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP AND DISPOSITION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.
      Pursuant to Treasury Regulations under the Tax Code, we are required to be taxed as a corporation. We do not, and after this offering will not, qualify or be able to elect to be taxed as an “S” corporation under Subchapter S of the Tax Code. Nor have we elected to be treated as a REIT pursuant to Sections 856 through 860 of the Tax Code. Thus, we are, and we expect after this offering to continue to be, taxed for federal income tax purposes as a “C” corporation under the Tax Code. We may elect REIT status at any time, although we have no present plans to do so.
Taxation as a C Corporation
      Generally, investments in C corporations are said to be subject to “double taxation.” Double taxation refers to taxation that occurs once at the corporate level when income is earned by the corporation and once again at the shareholder level when income is distributed to the corporation’s shareholders. As a C corporation, we will be subject to corporate income tax on our net taxable income. Pursuant to the Tax Code, C corporations are subject to a marginal rate of tax of 34% on net taxable income in excess of $75,000, but less than $10 million, and to a marginal rate of tax of 35% on net taxable income in excess of $10 million. Any net income that remains after the payment of such tax, if distributed to a C corporation’s shareholders, is subject to a second tax imposed on the C corporation’s shareholders, as described below.

Taxation of Taxable U.S. Shareholders
      The term “U.S. shareholder” means a holder of our common shares who, for federal income tax purposes:

•	is a citizen or resident of the U.S.,

•	is a corporation, partnership, limited liability company or other entity treated as a corporation or partnership for federal income tax purposes created or organized in or under the laws of the U.S. or of any State thereof or in the District of Columbia unless, in the case of a partnership or limited liability company, Treasury Regulations provide otherwise,

•	is an estate the income of which is subject to federal income taxation regardless of its source, or

•	is a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust.
      Notwithstanding the preceding sentence, to the extent provided in the Treasury Regulations, certain trusts in existence on August 20, 1996 and treated as U.S. persons prior to this date that elect to continue to be treated as U.S. persons, shall also be considered U.S. shareholders. The term “non-U.S. shareholder” means a holder or our common shares who is not a U.S. shareholder.
      Except as discussed below, distributions generally will be taxable to taxable U.S. shareholders as ordinary income to the extent of our current or accumulated earnings and profits. We may generate cash in excess of our net earnings. If we distribute cash to shareholders in excess of our current and accumulated earnings and profits, the excess cash will be deemed to be a return of capital to each shareholder to the extent of the adjusted tax basis of the shareholder’s shares. Distributions in excess of the adjusted tax basis will be treated as gain from the sale or exchange of the shares. A shareholder who has received a distribution in excess of our current and accumulated earnings and profits may, upon the sale of the shares, realize a higher taxable gain or a smaller loss because the basis of the shares, as reduced by the amount of such excess, will be used for purposes of computing the amount of the gain or loss. We anticipate that dividends to our shareholders will generally qualify as “qualified dividend income” eligible to be taxed in the case of individuals at capital gains rates.
      Distributions we make and gain arising from the sale or exchange by a U.S. shareholder of our shares will not be treated as income from a passive activity, within the meaning of Section 469 of the Tax Code, since income from a passive activity generally does not include dividends and gain attributable to the disposition of property that produces dividends. As a result, U.S. shareholders subject to the passive activity rules will generally be unable to apply any “passive losses” against this income or gain. Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.
      If a U.S. shareholder sells or disposes of our common shares held by it, it will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and its adjusted basis in the shares for tax purposes. Generally, this gain or loss will be reportable as capital gain or loss. In general, capital gains recognized by individuals and other non-corporate shareholders upon the sale or disposition of shares of common stock will be subject to a maximum federal income tax rate of 15% if the shares of common stock are held for more than 12 months and will be taxed at ordinary income rates of up to 35% if the shares of common stock are held for 12 months or less. Gains recognized by shareholders that are corporations are subject to federal income tax at a maximum rate of 35%, whether or not classified as long-term capital gains. Capital losses recognized by a shareholder upon the disposition of shares of common stock held for more than 12 months at the time of disposition will be considered long-term capital losses and are generally available only to offset capital gain income of the shareholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year).

Backup Withholding
      We will report to our shareholders and the IRS the amount of dividends paid during each calendar year and the amount of tax withheld, if any. If a shareholder is subject to backup withholding, we will be required to deduct and withhold from any dividends payable to that shareholder a tax equal to the rate as provided under Section 3406(a)(1) of the Tax Code. These rules may apply:

•	when a shareholder fails to supply a correct taxpayer identification number,

•	when the IRS notifies us that the shareholder is subject to the rules or has furnished an incorrect taxpayer identification number, or

•	in the case of corporations or others within certain exempt categories, when they fail to demonstrate that fact when required.
A shareholder that does not provide a correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount withheld as backup withholding may be credited against the shareholder’s federal income tax liability.
      The U.S. Treasury Department issued Treasury Regulations regarding the withholding and information reporting rules discussed above. In general, the Treasury Regulations do not alter the substantive withholding and information reporting requirements but unify current certification procedures and clarify reliance standards. The Treasury Regulations were generally made effective for payments made on or after January 1, 2001, subject to certain transition rules. Prospective investors should consult their own tax advisors concerning these final regulations and the potential effect on their ownership of common shares.
Taxation of Tax-Exempt Entities
      In general, a tax-exempt entity that is a shareholder will not be subject to tax on distributions from us or gain realized on the sale of our shares. However, this income or gain will be unrelated business taxable income to the extent that the tax-exempt entity has financed the acquisition of its shares with “acquisition indebtedness” within the meaning of the Tax Code or that it uses the shares in a trade or business of the tax-exempt shareholder.
      For social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Tax Code, respectively, income from an investment in our capital stock will constitute unrelated business taxable income unless the organization is able to deduct an amount properly set aside or placed in reserve for certain purposes so as to offset the unrelated business taxable income generated by the investment in our capital stock. These prospective investors should consult their own tax advisors concerning the “set aside” and reserve requirements.
Taxation of Foreign Investors
      The rules governing federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign shareholders are complex and we make no attempt to provide more than a summary of these rules. Prospective non-U.S. shareholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in our common shares, including any reporting requirements, as well as the tax treatment of such an investment under the laws of their home country.
      Distributions to non-U.S. shareholders will generally be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Those dividends ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the dividend unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the shares of common stock is treated as effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business, the non-U.S. shareholder generally will be subject to a tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to those dividends and may also be subject to the 30% branch profits tax in the case of a shareholder that is a foreign corporation. For withholding tax purposes, we are currently required to treat all distributions as if made out of our current and accumulated earnings and profits and thus we intend to withhold at the rate of 30%, or a reduced treaty rate if applicable, on the amount of any distribution made to a non-U.S. shareholder unless the non-U.S. shareholder files an IRS Form W-8BEN claiming that a lower treaty rate applies or an IRS Form W-8ECI claiming that the dividend is effectively connected income.
      Under final Treasury Regulations, we are not required to withhold at the 30% rate on distributions we reasonably estimate to be in excess of our current and accumulated earnings and profits. Dividends in excess of our current and accumulated earnings and profits are not taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder’s shares, but rather will reduce the adjusted basis of those shares. To the extent that those dividends exceed the adjusted basis of a non-U.S. shareholder’s shares, they will give rise to tax liability if the non-U.S. shareholder would otherwise be subject to tax on any gain from the sale or disposition of his shares, as described below. If it cannot be determined at the time a dividend is paid whether or not a dividend will be in excess of current and accumulated earnings and profits, the dividend will be subject to such withholding. We do not make quarterly estimates of that portion of dividends that are in excess of earnings and profits, and, as a result, all dividends will be subject to such withholding. However, the non-U.S. shareholder may seek a refund of those amounts from the IRS.
      If a non-U.S. shareholder sells or disposes of our common shares held by it, it will generally not recognize gain or loss for federal income tax purposes unless (i) such non-U.S. shareholder’s investment in our common shares is effectively connected with the non-U.S. shareholder’s United States trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain or loss, (ii) such non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year, in which case the nonresident alien individual will be subject to a 30% withholding tax on the individual’s capital gains, or (iii) our common shares constitute a “United States real property interest” subject to federal income taxation under the provisions of the Foreign Investment in Real Property Tax Act of 1980, commonly known as FIRPTA.
      A United States real property interest generally includes an interest in the common stock of a U.S. corporation if more than 50% of the assets of that corporation are real properties located within the United States. Under FIRPTA, a non-U.S. shareholder will be subject to U.S. federal income tax with respect to the sale of such stock if the stock is regularly traded on an established securities market (such as the American Stock Exchange) and such shareholder holds more than 5% of the outstanding stock of such corporation. We expect that our common shares will constitute common shares that are “regularly traded” on an established securities market in the U.S. Thus, we expect that a non-U.S. shareholder who owns more than 5% of our common shares at any time during the taxable year will be subject to U.S. federal income taxation on the sale or other disposition of the shares, in which case the non-U.S. shareholder would be subject to a 30% tax on any gain on the sale or disposition and in which case we would be required to withhold 10% of the gross purchase price.
Jobs and Growth Tax Act
      On May 28, 2003, President Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003, which we refer to as the Jobs and Growth Tax Act. The Jobs and Growth Tax Act reduces the maximum individual tax rate for long-term capital gains generally from 20% to 15% (for sales occurring after May 6, 2003, through December 31, 2008). The Jobs and Growth Tax Act also taxes “qualified dividend income” of individuals as net capital gain, thus reducing the maximum individual tax rate for such dividends to 15% (for tax years from 2003 through 2008). “Qualified dividend income” generally includes dividends received from regular corporations and from certain “qualified foreign corporations,” provided certain required stock holding periods are met. We expect that our distributions will generally be eligible for the new 15% tax rate on dividends for individual taxpayers. However, without future congressional action, the maximum individual tax rate on long-term capital gains will return to 20% in 2009 and the maximum individual tax rate on dividends will move to 35% in 2009 and 39.6% in 2011.
State and Local Taxes
      We and our shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which we or they transact business or reside. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in our common shares.

CERTAIN ERISA CONSIDERATIONS
General
      The following is a summary of certain material considerations arising under the Employee Retirement Income Security Act of 1974, as amended, or ERISA and the prohibited transaction provisions of Section 4975 of the Tax Code that may be relevant to a prospective purchaser. The following summary may also be relevant to a prospective purchaser that is not an employee benefit plan which is subject to ERISA, but is a tax-qualified retirement plan or an individual retirement account, individual retirement annuity, medical savings account or education individual retirement account, which we refer to collectively as an IRA. This discussion does not address all aspects of ERISA or Section 4975 of the Tax Code or, to the extent not preempted, state law that may be relevant to particular employee benefit plan shareholders in light of their particular circumstances, including plans subject to Title I of ERISA, other employee benefit plans and IRAs subject to the prohibited transaction provisions of Section 4975 of the Tax Code, and governmental, church, foreign and other plans that are exempt from all or certain provisions of ERISA and Section 4975 of the Tax Code but that may be subject to other federal, state, local or foreign law requirements.
      A fiduciary making the decision to invest in our common shares on behalf of a prospective purchaser which is an ERISA plan or an IRA or other employee benefit plan is advised to consult its legal advisor regarding the specific considerations arising under ERISA, Section 4975 of the Tax Code, and, to the extent not preempted, state law with respect to the purchase, ownership or sale of our common shares by the plan or IRA.
      Plans should also consider the entire discussion under the heading “United States Federal Income Tax Consequences,” as material contained in that section is relevant to any decision by an employee benefit plan, tax-qualified retirement plan or IRA to purchase our common shares.
Employee Benefit Plans, Tax-Qualified Retirement Plans and IRAs
      Each fiduciary of an ERISA plan, which is an employee benefit plan subject to Title I of ERISA, should carefully consider whether an investment in our common shares is consistent with its fiduciary responsibilities under ERISA. In particular, the fiduciary requirements of Part 4 of Subtitle B of Title I of ERISA require that:

•	an ERISA plan make investments that are prudent and in the best interests of the ERISA plan, its participants and beneficiaries,

•	an ERISA plan make investments that are diversified in order to reduce the risk of large losses, unless it is clearly prudent for the ERISA plan not to do so,

•	an ERISA plan’s investments are authorized under ERISA and the terms of the governing documents of the ERISA plan, and

•	the fiduciary not cause the ERISA plan to enter into transactions prohibited under Section 406 of ERISA (and certain corresponding provisions of the Tax Code).
      In determining whether an investment in our common shares is prudent for ERISA purposes, the appropriate fiduciary of an ERISA plan should consider all of the facts and circumstances, including whether the investment is reasonably designed, as a part of the ERISA plan’s portfolio for which the fiduciary has investment responsibility, to meet the objectives of the ERISA plan, taking into consideration the risk of loss and opportunity for gain or other return from the investment, the diversification, cash flow and funding requirements of the ERISA plan and the liquidity and current return of the ERISA plan’s portfolio. A fiduciary should also take into account the nature of our business, the length of our operating history and other matters described in the section entitled “Risk Factors.”
      The fiduciary of an IRA or an employee benefit plan not subject to Title I of ERISA because it is a governmental or church plan (if no election has been made under Section 410(d) of the Tax Code) or because it does not cover common law employees should consider that it may only make investments that are either authorized or not prohibited by the appropriate governing documents, not prohibited under Section 4975 of the Tax Code and permitted under applicable state law.
Our Status Under ERISA
      In some circumstances where an ERISA plan holds an interest in an entity, the assets of the entity are deemed to be ERISA plan assets. This is known as the look-through rule. Under those circumstances, the obligations and other responsibilities of plan sponsors, plan fiduciaries and plan administrators, and of parties in interest and disqualified persons, under Parts 1 and 4 of Subtitle B of Title I of ERISA and Section 4975 of the Tax Code, as applicable, may be expanded and there may be an increase in their liability under these and other provisions of ERISA and the Tax Code (except to the extent (if any) that a favorable statutory or administrative exemption or exception applies). For example, a prohibited transaction may occur if our assets are deemed to be assets of investing ERISA plans and persons who have certain specified relationships to an ERISA plan (parties in interest within the meaning of ERISA and disqualified persons within the meaning of the Tax Code) deal with these assets. Further, if our assets are deemed to be assets of investing ERISA plans, any person that exercises authority or control with respect to the management or disposition of the assets is an ERISA plan fiduciary.
      ERISA plan assets are not defined in ERISA or the Tax Code, but the U.S. Department of Labor has issued regulations that outline the circumstances under which an ERISA plan’s interest in an entity will be subject to the look-through rule. The Department of Labor regulations apply to the purchase by an ERISA plan of an equity interest in an entity, such as shares of a REIT. However, the Department of Labor regulations provide an exception to the look-through rule for equity interests that are “publicly offered securities.”
      Under the Department of Labor regulations, a publicly offered security is a security that is:

•	freely transferable,

•	part of a class of securities that is widely held, and

•	either part of a class of securities that is registered under Section 12(b) or 12(g) of the Exchange Act or sold to an ERISA plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and the class of securities of which this security is a part is registered under the Exchange Act within 120 days, or longer if allowed by the SEC, after the end of the fiscal year of the issuer during which this offering of these securities to the public occurred.
      Whether a security is considered freely transferable depends on the facts and circumstances of each case. Under the Department of Labor regulations, if the security is part of an offering in which the minimum investment is $10,000 or less, then any restriction on or prohibition against any transfer or assignment of the security for the purposes of preventing a termination or reclassification of the entity for federal or state tax purposes will not ordinarily prevent the security from being considered freely transferable. Additionally, limitations or restrictions on the transfer or assignment of a security which are created or imposed by persons other than the issuer of the security or persons acting for or on behalf of the issuer will ordinarily not prevent the security from being considered freely transferable.
      A class of securities is considered widely held if it is a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be widely held because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer’s control.
      We anticipate that this requirement will be met; however, even if the shares are deemed to be widely-held, the freely transferable requirement must also be satisfied in order to qualify for this exemption. We intend to satisfy the freely transferable requirement set forth in the Department of Labor regulations with respect to our common shares. Because of the factual nature of such a determination, however, and the lack of further guidance as to the meaning of the term freely transferable, there can be no assurance that we will, in fact, qualify for this exemption.

      In addition, the Department of Labor regulations provide exceptions to the look-through rule for equity interests in some types of entities, including any entity which qualifies as either a real estate operating company or a venture capital operating company.
      Under the Department of Labor regulations, a real estate operating company is defined as an entity which on certain testing dates has at least 50% of its assets, other than short-term investments pending long-term commitment or distribution to investors, valued at cost:

•	invested in real estate which is managed or developed and with respect to which the entity has the right to substantially participate directly in the management or development activities; and

•	which, in the ordinary course of its business, is engaged directly in real estate management or development activities.
      According to those same regulations, a venture capital operating company is defined as an entity which on certain testing dates has at least 50% of its assets, other than short-term investments pending long-term commitment or distribution to investors, valued at cost:

•	invested in one or more operating companies with respect to which the entity has management rights; and

•	which, in the ordinary course of its business, actually exercises its management rights with respect to one or more of the operating companies in which it invests.
      We have not endeavored to determine whether we will satisfy the real estate operating company or venture capital operating company exceptions.
      If for any reason our assets are deemed to be ERISA plan assets because we do not qualify for any exception under the Department of Labor regulations, certain transactions that we might enter into, or may have entered into, in the ordinary course of our business might constitute non-exempt prohibited transactions under Section 406 of ERISA or Section 4975 of the Tax Code and might have to be rescinded and may give rise to prohibited transaction excise taxes and fiduciary liability, as described above. In addition, if our assets are deemed to be ERISA plan assets, our management may be considered to be fiduciaries under ERISA and Section 4975 of the Tax Code. Moreover, if our underlying assets were deemed to be assets constituting plan assets, there are several other provisions of ERISA that could be implicated for an ERISA plan if it were to acquire and hold our common shares either directly or by investing in an entity whose underlying assets are deemed to be assets of the ERISA plan.
      THE FOREGOING DISCUSSION OF ERISA AND TAX CODE ISSUES SHOULD NOT BE CONSTRUED AS LEGAL ADVICE. FIDUCIARIES OF PLANS SHOULD CONSULT THEIR OWN COUNSEL WITH RESPECT TO ISSUES ARISING UNDER ERISA AND THE TAX CODE AND MAKE THEIR OWN INDEPENDENT DECISION REGARDING AN INVESTMENT IN OUR COMMON SHARES.

UNDERWRITING
      We have entered into an underwriting agreement with Ferris, Baker Watts, Incorporated with respect to the shares being offered. Subject to the terms and conditions stated in the underwriting agreement, the underwriters have agreed to purchase and we have agreed to sell to the underwriters the number of common shares in the allocation as set forth below:

Underwriters	Number of Common Shares

Ferris, Baker Watts, Incorporated	[ ]
[ ]	[ ]
[ ]	[ ]

Total	[ ]

      The underwriting agreement provides that the obligations of the underwriters to purchase the common shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the common shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.
      The underwriters propose to offer some of the common shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $[                    ] per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $[                    ] per share on sales to other dealers. If all of the common shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.
      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.
      In connection with this offering, certain of the underwriters or securities dealers may distribute this prospectus in electronic format.
Over-Allotment Option
      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to [                    ] additional common shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional common shares approximately proportionate to the underwriters’ initial purchase commitment.
Lock-up Agreements
      We and our executive officers and trustees have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we, and each of these persons or entities may not, without the prior written approval of Ferris, Baker Watts, Incorporated, offer, sell, contract to sell or otherwise dispose of, directly, or indirectly, or hedge our common shares or securities convertible into or exercisable or exchangeable for our common shares. These restrictions will be in effect for a period of 180 days after the date of this prospectus, subject to extension upon material announcements or earnings releases. At any time and without public notice, Ferris, Baker Watts, Incorporated may, in its sole discretion, release all or some of the securities from these lock-up agreements.
      Our common shares are listed on Amex under the symbol “PRG.”

Underwriting Discounts and Expenses
      The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. Theses amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common shares.

	No Exercise		Full Exercise

Per share	$	[ ]	$	[ ]
Total	$	[ ]	$	[ ]
      We estimate that the total expenses of this offering payable by us, not including the underwriting discount and financial advisory fee, will be $[                    ].
      In addition to the underwriting discount paid to the underwriters, we will also pay $[                    ] to Ferris, Baker Watts, Incorporated for financial advisory fees relating to this offering.
Stabilization, Short Positions and Penalty Bids
      In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common shares, including:

•	stabilizing transactions,

•	short sales,

•	purchases to cover positions created by short sales,

•	imposition of penalty bids, and

•	syndicate covering transactions.
      Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common shares while this offering is in progress. These transactions may also include making short sales of our common shares, which involve the sale by the underwriters of a greater number of common shares than they are required to purchase in this offering and purchasing common shares on the open market to cover positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.
      The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.
      Naked short sales are sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common shares in the open market that could adversely affect investors who purchase in this offering.
      The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.
      As a result of these activities, the price of our common shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may conduct these transactions on Amex or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

EXPERTS
      The consolidated financial statements and the notes thereto of Paragon as of December 31, 2004 have been incorporated by reference herein upon reliance of the report by Boulay, Heutmaker, Zibell & Co. P.L.L.P., independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The historical summary of the statement of revenues and certain expenses of the properties within the New Portfolio for the period ending in December 31, 2004, included elsewhere in this prospectus have been audited by Heiser and Jesko, Inc., independent public accounting firm, as set forth in their report thereon included elsewhere in this prospectus and are included in reliance upon such report, given upon the authority of said firm as experts in accounting and auditing.
LEGAL MATTERS
      Certain legal matters with respect to our common shares to be sold in this offering will be passed upon for us by Kohrman Jackson & Krantz P.L.L., Cleveland, Ohio. An affiliate of Kohrman Jackson & Krantz P.L.L. holds warrants to purchase [                    ] of our common shares, which cannot be exercised in the absence of a change in control until September 2007. Certain legal matters will be passed upon for the underwriters by Bass, Berry & Sims PLC, Memphis, Tennessee.
ADDITIONAL INFORMATION
      We have filed with the SEC a registration statement on Form S-2 under the Securities Act with respect to the common shares offered pursuant to this prospectus. This prospectus does not contain all the information in the registration statement filed with the SEC. We are also subject to the information requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, pursuant to which we file annual, quarterly and current reports, proxy statements and other information with the SEC. Copies of the registration statement, as well as periodic reports and information filed by Paragon, are available to the public at the SEC’s website at http://www.sec.gov. Copies of these documents are also available at our website at http://www.prgreit.com. You may also read and copy without charge any document we file at the public reference room in Washington, DC at Judiciary Plaza, Room 1024, 450 Fifth Street, NW, Washington, DC 20549. You may obtain information on the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. We also file information with the American Stock Exchange. You may read and copy these reports and other information at 86 Trinity Place, New York, NY 10005.
      We have elected to incorporate by reference into this prospectus some of the information we file with the SEC under the Exchange Act. This means that we are disclosing important information to you by referring to these filings. The information we incorporate by reference is considered to be part of this prospectus and any subsequent information that we file with the SEC will automatically update and supersede previously filed information. Any information we modify or supercede will not constitute a part of this prospectus, except as so modified or superceded. Specifically, we incorporate by reference the documents listed below and any future filings we make with the SEC (including any filings we make before the effectiveness of the registration statement) under Section 13(a) or 15(d) of the Exchange Act until the offering is terminated.
      The following documents filed by Paragon with the SEC are incorporated into this prospectus by reference:

•	our Annual Report on Form 10-KSB for the year ended December 31, 2004,

•	our Quarterly Reports on Form 10-QSB for the periods ended March 31, 2005, June 30, 2005 and September 30, 2005,

•	our Proxy Statement on Schedule 14A for the 2005 Annual Meeting of Shareholders, and

•	our Current Reports on Form 8-K filed with the SEC on September 23, 2005 and September 28, 2005.

DOCUMENTS DELIVERED WITH THIS PROSPECTUS
      This prospectus is accompanied by a copy of:

•	our most recent Annual Report on Form 10-KSB for the year ended December 31, 2004,

•	our most recent Quarterly Report on Form 10-QSB for the quarter ended September 30, 2005, and

•	our Proxy Statement on Schedule 14A relating to our 2005 Annual Meeting of Shareholders.
      You may request an additional copy of these documents, or any of the documents we have incorporated by reference, at no cost, by writing or telephoning us at the following address:
Paragon Real Estate Equity and Investment Trust
1240 Huron Road
Cleveland, OH 44115
Attn: John J. Dee, Senior Vice President and Chief Financial Officer
Telephone: (216) 430-2700

NEW PORTFOLIO
HISTORICAL SUMMARY OF
STATEMENT OF REVENUES
AND CERTAIN EXPENSES

Report of Independent Auditors	F-2
Statement of Revenues and Certain Expenses Year Ended December 31, 2004 (With Unaudited Totals for the Nine Months Ended September 30, 2005)	F-3
Notes to the Statement of Revenues and Certain Expenses	F-4

REPORT OF INDEPENDENT AUDITORS
To The General Partner
Veard Properties
      We have audited the accompanying Statement of Revenues and Certain Expenses of Veard Properties (the “Properties”) as described in Note 1, for the year ended December 31, 2004. The Statement of Revenues and Certain Expenses is the responsibility of the Properties’ management. Our responsibility is to express an opinion on the Statement of Revenues and Certain Expenses based on our audit.
      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Revenues and Certain Expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement of Revenues and Certain Expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Statement of Revenues and Certain Expenses presentation. We believe that our audit provides a reasonable basis for our opinion.
      The accompanying Statement of Revenues and Certain Expenses was prepared for the purposes of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the registration statement and as required by the purchase agreement with Paragon Real Estate Equity and Investment Trust and is not intended to be a complete presentation of the Properties’ revenues and expenses.
      In our opinion, the Statement of Revenues and Certain Expenses referred to above presents fairly, in all material respects, the revenues and certain expenses of the Properties for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.
      The September 30, 2005 Statement of Revenues and Certain Expenses was not audited by us and, accordingly, we do not express an opinion on it.
/s/ Heiser and Jesko, Inc.
Cleveland, OH
October 18, 2005

VEARD PROPERTIES
STATEMENT OF REVENUES AND CERTAIN EXPENSES
YEAR ENDED DECEMBER 31, 2004
(WITH UNAUDITED TOTALS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005)

		Nine Months
		Ended
	Year Ended	9/30/05 -
	12/31/04	Note 7

Revenues
Rental Revenue	$7,865,253	$5,891,090
Other	326,456	465,284

Total Revenues	8,191,709	6,356,374
Certain Expenses
Property Operating & Maintenance	3,655,859	2,758,442
Property Taxes & Insurance	1,344,889	954,963
Interest	2,504,337	1,855,169
Management Fees	324,565	244,680

Total Certain Expenses	7,829,650	5,813,254

Revenues in Excess of Certain Expenses	$362,059	$543,120

The accompanying notes are an integral part of the financial statements.

VEARD PROPERTIES
NOTES TO THE STATEMENT OF REVENUES AND CERTAIN EXPENSES
YEAR ENDED DECEMBER 31, 2004

1.	ORGANIZATION AND BASIS OF PRESENTATION
      The statement of revenues and certain expenses of the Veard Properties (not a legal entity) relates to the operations of 10 apartment complexes (“the Properties”). Each apartment complex is a separate Ohio limited partnership. Jon R. Veard, individually, or an entity controlled by him, is the general partner of each of the partnerships. The Properties are as follows:

				Occupancy
				% at	Year
	Location	Buildings	Units	12/31/04	Constructed

Cedar Ridge	Baytown, Texas	26	276	88%	1981
Chasewood	Amarillo, Texas	18	224	93%	1984
Fountain Park	Stafford, Texas	4	176	84%	1969
Gardens of Victoria	Victoria, Texas	9	66	85%	1984
Millcreek	Wharton, Texas	10	108	94%	1982
Oakwood	Lake Jackson, Texas	15	153	67%	1974
Pleasant Ridge Villas	Arlington, Texas	16	63	63%	1983
Woodside Villas	Irving, Texas	21	196	88%	1968
Chapel Hill	Kettering, Ohio	10	120	78%	1968
St. Charles Court	N. Canton, Ohio	4	96	65%	1964
      The Properties are under contract to be acquired by Paragon Real Estate Equity and Investment Trust, a Maryland business trust.
      The accompanying statement of revenues and certain expenses has been prepared in accordance with the applicable rules and regulations of the Securities and Exchange Commission for the acquisition of real estate properties. Accordingly, the statement of revenues and certain expenses excludes depreciation, which is not comparable to the amount expected to be incurred in the future operations of the Properties.

2.	USE OF ESTIMATES
      In order to conform with generally accepted accounting principles, the Properties’ management is required to make estimates and assumptions in the preparation of the statement of revenues and certain expenses that affect the reported amounts of revenues and certain expenses and in the accompanying notes for the year ended December 31, 2004. Actual results could differ from those estimates.

3.	LEASE AGREEMENTS AND REVENUE RECOGNITION
      Leases with tenants are generally for one year and are accounted for as operating leases. Credit terms are extended to tenants in the normal course of business. The Properties perform ongoing credit evaluations of the tenants’ financial condition and, generally, require a security deposit of one month’s rent, however, due to competitive reasons, the security deposit requirement has been reduced or waived in many circumstances. Bad debt expense is recognized when the collection of a tenant’s account becomes questionable and the tenant is processed for eviction.

4.	RISKS AND UNCERTAINTIES
      The Properties’ results of operations are dependent on the demand for rental of residential units in the metropolitan areas surrounding the Properties. The Properties’ tenant base is comprised exclusively of individuals. The residential rental industry is subject to external factors such as interest rates, inflation, consumer confidence, unemployment rates and consumer tastes and preferences. A decline in interest rates on home mortgage loans generally may reduce the demand for residential rental units which would adversely affect the operating results of the Properties. An increase in the unemployment rate in the local economy could impair a tenant’s ability to pay current rent and would adversely affect the operating results of the Properties. The demand for residential rental units can also be affected by the supply of rental units in the local market. If new units are constructed in or near the local market, and if the new units offer concessions to

VEARD PROPERTIES
NOTES TO THE STATEMENT OF REVENUES AND CERTAIN EXPENSES — (Continued)
attract residents, the demand for older rental units, such as certain of those offered by the Properties, can decline and the resulting vacancy could adversely affect the operating results.

5.	INTEREST EXPENSE
      Interest expense contained on the statement of revenues and certain expenses reflects interest resulting from the debt service associated with each of the Properties’ real estate mortgage loans. Each mortgage loan is secured by the respective apartment complex and the land on which it is situated. The following represents mortgage information for the year ended December 31, 2004.

			12/31/04
	Balance at	Maturity	Interest	2004
	12/31/04	Date	Rate	Interest

Cedar Ridge	$4,640,222	11/06	8.12%	$381,615
Chasewood	5,784,862	1/09	7.29%	438,149
Fountain Park	4,476,359	10/08	7.03%	321,990
Gardens of Victoria	2,157,895	5/13	5.73%	22,012	(a)
Millcreek	2,370,502	1/11	7.14%	173,120
Oakwood	2,026,962	2/10	8.25%	178,438
Pleasant Ridge Villas	1,790,690	8/12	6.50%	121,446
Woodside Villas	4,681,475	10/09	7.92%	413,843
Chapel Hill	3,999,304	3/11	7.14%	294,642
St. Charles Court	1,926,693	6/10	8.06%	159,082

(a)	Property acquired October 28, 2004. Interest is for the period of October 28, 2004 to December 31, 2004.

6.	RELATED PARTY TRANSACTIONS
      Management of the Properties is performed by an entity owned exclusively by Jon R. Veard (Note 1). The management agreements require fees equal to 4% (on all Properties with the exception of St. Charles Court which requires a 5% fee) of all monthly gross receipts except for monies collected as security deposits or for repair of material items. The related management fees incurred for the year ended December 31, 2004 were $324,565. These amounts are included in the expenses in the accompanying statement of revenues and certain expenses.

7.	SEPTEMBER 30, 2005 STATEMENT OF REVENUES AND CERTAIN EXPENSES
      The unaudited September 30, 2005 statement of revenues and certain expenses was provided by the management of the Properties. In the opinion of the Properties’ management, all adjustments, consisting solely of normal recurring items necessary for a fair presentation of the unaudited September 30, 2005 statement of revenues and certain expenses, have been made.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution
      The following table sets forth costs and expenses payable by Paragon in connection with the sale of common shares being registered. All amounts except the SEC filing fee are estimates.

SEC registration fee	$13,535.50
NASD filing fee(1)	$12,000.00
Amex listing fee	(2)
Accounting fees and expenses	(2)
Legal fees and expenses	(2)
Printing and mailing expenses	(2)
Miscellaneous	(2)

Total	(2)

(1)	Estimated.

(2)	To be filed by amendment to the registration statement.

Item 15.	Indemnification of Officers and Trustees.
      Our declaration of trust and bylaws provide that Paragon will indemnify our trustees, officers and certain other parties to the fullest extent permitted from time to time by the MGCL. The MGCL permits a trust to indemnify its trustees, officers and certain other parties against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service to or at the request of the company, unless it is established that the act or omission of the indemnified party was material to the matter giving rise to the proceeding and (a) the act or omission was committed in bad faith or was the result of active and deliberate dishonesty, (b) in the case of any criminal proceeding, the indemnified party had reasonable cause to believe that the act or omission was unlawful, or (c) the party actually received an improper personal benefit in money, property or services.
      To the maximum extent that the MGCL permits limitation of the liability of trustees and officers of a real estate investment trust, our declaration of trust provides that none of our trustees or officers will be liable to us or any shareholder for money damages. In addition, our declaration of trust authorizes us, to the maximum extent permitted by the MGCL, to indemnify any present or former trustee or officer or any individual who, while a trustee of the company and at the express request of the company, serves or has served as an officer, director, member, trustee or partner of another trust, real estate investment trust, partnership, joint venture, employee benefit plan or any other enterprise relating to any action alleged to have been taken or omitted in such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our declaration of trust also permits us to indemnify and advance expenses to any person who served a predecessor of the company in any of the capacities described above and any other persons, in the discretion of the board of trustees, shareholders or legal counsel appointed by the board, permitted but not required to be indemnified by the MGCL.
      Our bylaws obligate us, to the maximum extent permitted by the MGCL, and without requiring preliminary determination of the ultimate entitlement to indemnification, to indemnify any of our present or former trustees or officers or any individual who, while serving in such capacity for us, and at our request, serves or has served as a trustee, director, officer, partner, proprietor, employee, agent or similar position of another trust or enterprise and who is made a party to the proceeding by reason of his service in that capacity against all judgments, penalties, fines, amounts paid in settlement and reasonable expenses actually incurred by reason of his or her status as one of our present or former trustees or officers and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our bylaws also require us to indemnify any shareholder or former shareholder against any claim or responsibility arising from their status as one of our shareholders or former shareholders. In accordance with the MGCL, our bylaws require us, as a condition to advancing expenses, to obtain (a) a written affirmation by the trustee or officer of his good faith belief that he has met the standard of conduct necessary for indemnification and (b) a written undertaking by him or on his behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.
      The MGCL permits a Maryland trust to indemnify and advance expenses to its trustees, officers, employees and agents to the same extent as permitted for trustees and officers of Maryland trusts. The MGCL permits a trust to indemnify its present and former trustees and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the trustee or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the trustee or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the trustee or officer had reasonable cause to believe that the act or omission was unlawful. However, under the MGCL, a Maryland trust may not indemnify for an adverse judgment in a suit by or in the right of the trust or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses.

Item 16.	Exhibits.
      The exhibits to the registration statement required by Item 601 of Regulation S-B are listed in the exhibit index on page II-4.

Item 17.	Undertakings.
      The undersigned registrant hereby undertakes:

(1) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to trustees, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
      In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(2) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(3) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on October 24, 2005.

Paragon Real Estate Equity and Investment Trust

By:	/s/ James C. Mastandrea

James C. Mastandrea
Chairman, Chief Executive Officer and President
POWER OF ATTORNEY
      KNOW ALL PERSON BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James C. Mastandrea and John J. Dee, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this registrant statement on Form S-2 and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ James C. Mastandrea James C. Mastandrea	Chairman, Chief Executive Officer and President	October 24, 2005

/s/ John J. Dee John J. Dee	Trustee, Senior Vice President and Chief Financial Officer	October 24, 2005

/s/ Daryl J. Carter Daryl J. Carter	Trustee	October 24, 2005

/s/ Daniel G. DeVos Daniel G. DeVos	Trustee	October 24, 2005

/s/ Paul T. Lambert Paul T. Lambert	Trustee	October 24, 2005

/s/ Michael T. Oliver Michael T. Oliver	Trustee	October 24, 2005

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

1.1	Form of Underwriting Agreement(3)
2.5	Closing Agreement dated June 27, 2003 among the Company, Hampton Court Associates, L.P., Hoyt Properties, Inc. and WLPT Funding LLC (filed as Exhibit 2.5 with the Company’s Current Report on Form 8-K filed on July 15, 2003 and incorporated herein by reference)
2.6	Purchase Agreement dated September 26, 2005, by and among Veard Baytown Limited Partnership, Veard Stafford Limited Partnership, Veard Lake Jackson Limited Partnership, Veard Wharton Limited Partnership, Veard Irving Limited Partnership, Veard Arlington Limited Partnership, Veard Amarillo Limited Partnership, Veard Victoria Limited Partnership, Veard Kettering Limited Partnership, Veard Canton Limited Partnership and the Company (filed as Exhibit 2.1 with the Company’s Current Report on Form 8-K filed on September 28, 2005 and incorporated herein by reference)
4.1	Voting and Stock Restriction Agreement among the Company, Steven B. Hoyt, Duane H. Lund, Paul T. Lambert, John J. Dee, James C. Mastandrea, and Paragon Real Estate Development, LLC (filed as Exhibit 2.2 with the Company’s Current Report on Form 8-K filed on March 5, 2003 and incorporated herein by reference)
5.1	Opinion of Kohrman Jackson & Krantz P.L.L.(3)
8.1	Opinion of Kohrman Jackson & Krantz P.L.L.(3)
10.1	Employment Agreement of James C. Mastandrea (filed as Exhibit 2.3 with the Company’s Current Report on Form 8-K filed on March 5, 2003 and incorporated herein by reference)(1)
10.2	Employment Agreement of John J. Dee (filed as Exhibit 2.4 with the Company’s Current Report on Form 8-K filed on March 5, 2003 and incorporated herein by reference)(1)
10.3	Restricted Share Agreement of James C. Mastandrea (filed as Exhibit 2.5 with the Company’s Current Report on Form 8-K filed on March 5, 2003 and incorporated herein by reference)(1)
10.4	Restricted Share Agreement of John J. Dee (filed as Exhibit 2.6 with the Company’s Current Report on Form 8-K filed on March 5, 2003 and incorporated herein by reference)(1)
10.5	Agreement of Limited Partnership of Paragon Real Estate, L.P. (filed as Exhibit 2.2 with the Company’s Current Report on Form 8-K filed on July 15, 2003 and incorporated herein by reference)
10.6	2004 Share Option Plan of the Company (filed as Exhibit 4.1 with the Company’s registrant statement on Form S-8 filed on July 23, 2004 and incorporated herein by reference)
13.1	Annual Report on Form 10-KSB for the year ended December 31, 2004 (filed on February 28, 2005 and incorporated herein by reference)
13.2	Quarterly Report on Form 10-QSB for the quarter ended September 30, 2005 (filed on October 18, 2005 and incorporated herein by reference)
21.1	Subsidiaries of the Company(3)
23.1	Consent of Boulay, Heutmaker, Zibell & Co., P.L.L.P.(2)
23.2	Consent of Heiser & Jesko, Inc.(2)
23.3	Consent of Kohrman Jackson & Krantz P.L.L. (included in Exhibit 5.1)(3)
23.4	Consent of Kohrman Jackson & Krantz P.L.L. (included in Exhibit 8.1)(3)
24.1	Powers of Attorney (included in signature pages)(2)

(1)	Indicates a management contract or compensatory plan or arrangement.

(2)	Filed herewith.

(3)	To be filed by amendment to the registration statement.

II-4